FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
PROCESSING
RECEIVED
NOV 2 2 2004
WASH, D.C.
185
SECTION

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 22, 2004, Series 2004-10	**333-117817**

Name of Person Filing the Document
(If Other than the Registrant)


04050898

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.



By: ____________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: Nov. 22, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part I of II

New Issue Computational Materials

$2,111,091,000 ***(Approximate)***

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

(Update #1: Includes details on the Group 4 Bonds)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$2,111,091,000 *(Approximate)*

Characteristics of the Bonds

Class [(1)]	Original Principal Balance [(4)]	Coupon	Tranche Type	WAL to call (years) [(6)]	Principal Window (mos.)[(6)]	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A-1	$844,039,000	(2)(5)	Super Senior	2.31	56	[3/25/35]	AAA/Aaa (7)
1-A-2	173,489,000	(2)(5)	Support Senior	2.31	56	[3/25/35]	AAA/Aaa (7)
	$1,017,528,000						
2-A	$681,725,000	(2)(5)	Senior	2.31	56	[3/25/35]	AAA/Aaa (7)
	$681,725,000						
3-A-1	$187,179,000	(2)(5)	Super Senior	2.31	56	[3/25/35]	AAA/Aaa
3-A-2	20,798,000	(2)(5)	Support Senior	2.31	56	[3/25/35]	AAA/Aaa
3-M-1	13,163,000	(2)(5)	Mezzanine	2.31	56	[3/25/35]	AA+/Aa1
3-M-2	10,029,000	(2)(5)	Mezzanine	2.31	56	[3/25/35]	AA/Aa2
3-M-3	6,895,000	(2)(5)	Mezzanine	2.31	56	[3/25/35]	AA/Aa3
3-M-4	6,268,000	(2)(5)	Mezzanine	2.31	56	[3/25/35]	AA/A1
3-M-5	6,393,000	(2)(5)	Mezzanine	2.31	56	[3/25/35]	A/A3
	$250,725,000						
4-A-1	$85,707,000	(2)(5)	Super Senior	4.06	79	[3/25/35]	AAA/Aaa
4-A-2	19,779,000	(2)(5)	Support Senior	4.06	79	[3/25/35]	-- / Aaa
4-M-1	10,301,000	(2)(5)	Mezzanine	4.06	79	[3/25/35]	-- / Aa2
4-M-2	15,658,000	(2)(5)	Mezzanine	4.06	79	[3/25/35]	-- / A2
4-B	29,668,000	(2)(5)	Mezzanine	4.06	79	[3/25/35]	-- / Baa2
	$161,113,000						
Total	**$2,111,091,000**						

Notes:

(1) The Class 1-A-1 and Class 1-A-2 Bonds (the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans; the Class 2-A (the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans; the Class 3-A-1, 3-A-2, 3-M-1, 3-M-2, 3-M-3, 3-M-4 and 3-M-5 Bonds (the "Group 3 Bonds") are backed by the cash flows from the Group 3 Mortgage Loans and the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds (together, the "Group 4 Bonds") are backed by the cash flows from the Group 4 Mortgage Loans. Under limited circumstances, as described under the "Group 1 Priority of Payments," "Group 2 Priority of Payments," "Group 3 Priority of Payments" and "Group 4 Priority of Payments" below, cash flows from one loan group may be used to cover Realized Losses in the other Loan Group.

(2) The Group 1 Bonds, Group 2 Bonds and Group 3 Bonds are subject to a cap equal to the least of (i) 11.00% and (ii) the applicable Available Funds Rate (as described below).

(3) The Group 4 Bonds are subject to a cap equal to the least of (i) 10.25% and (ii) the applicable Available Funds Rate (as described below).

(4) The Bond balances are subject to a +/-5% variance.

(5) The Bonds will be priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1, Class 1-A-2, Class 2-A, Class 3-A-1, Class 3-A-2, Class 4-A-1 and Class 4-A-2 Bonds will double and (ii) the margin for the Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4, Class 3-M-5, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds will increase by 0.5x.

(6) *Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein, and priced to call.*

(7) The Class 1-A-1, Class 1-A-2 and Class 2-A Bonds will benefit from a 100% P&I guaranty by FGIC (a described herein).

(8) Rating agency contacts: Standard & Poor's, David Glehan (212) 438-7324; Moody's, Ido Gonen (212) 553-0323.

Trust:	Impac CMB Trust Series 2004-10
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	IMH Funding Corporation

Sub-Servicers: On or before January 1, 2005, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the fixed-rate mortgage loans and adjustable- rate mortgage loans in Group 1, Group 2 and Group 3. Midland Loan Services, Inc. will sub-service the Group 4 Mortgage Loans.

Underwriters: **Co-Lead Managers:** Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated;
Co-Manager: Countrywide Securities Corporation

Selling Group: Mischler Financial Group

Group 1 and Group 2 Bond Insurer: Financial Guaranty Insurance Corporation ("FGIC")

Indenture Trustee: Deutsche Bank National Trust Company

Owner Trustee: Wilmington Trust Company

Bonds: The Bonds will consist of (i) the Class 1-A-1 and Class 1-A-2 Bonds (the "Group 1 Bonds"), (ii) the Class 2-A Bonds (the "Group 2 Bonds"), (iii) the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds (together, the "Group 3 Bonds") and (iv) the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds (together, the "Group 4 Bonds").

Certificates: The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.

Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Tax Status: For federal income tax purposes, the Bonds will be characterized as indebtedness of the Trust.

ERISA Eligibility: The Bonds are expected to be ERISA eligible, subject to certain conditions.

SMMEA Treatment: The Class 4-A-1, Class 4-A-2 and Class 4-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.

Sample Pool Calculation Date: November 1, 2004.

Cut-off Date: For each Mortgage Loan delivered to the Trust on the Closing Date, the later of November 1, 2004 or the origination date of such Mortgage Loan.

Expected Pricing Date: November [19], 2004.

Expected Closing Date: November [24], 2004.

Payment Date: The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in December 2004.

Accrued Interest: The price to be paid by investors on the Closing Date for the Bonds will not include accrued interest. The Bonds will settle flat.

Interest Accrual Period: With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).

Due Date: With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.

Optional Termination: Subject to any restrictions set forth in the transaction documents, at its option, the majority holder of the certificates may purchase the Group 1, Group 2 and Group 3 Mortgage Loans, on or after the earlier of (i) the payment date on which the aggregate stated principal balance of the Group 1, Group 2 and Group 3 Mortgage Loans has been reduced to less than or equal to 20% of the sum of the aggregate principal balance of the Group 1, Group 2 and Group 3 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in November 2014.

Subject to any restrictions set forth in the transaction documents, at its option, the majority holder of the certificates may purchase the Group 4 Mortgage Loans, on or after the earlier of (i) the payment date on which the aggregate stated principal balance of the Group 4 Mortgage Loans has been reduced to less than or equal to 20% of the sum of the aggregate principal balance of the Group 4 Mortgage Loans, and (ii) the Payment Date occurring in November 2014.

Pricing Prepayment Speed: The Bonds will be priced based on (i) with respect to the Group 1, Group 2 and the Group 3 Mortgage Loans, (a) 30% CPR on the adjustable-rate mortgage loans and (b) 6% CPR growing to 20% CPR in 12 months and remaining constant at 20% CPR thereafter on the fixed-rate first lien and fixed-rate second lien mortgage loans; and (ii) with respect to the Group 4 Mortgage Loans, a prepayment vector which assumes no prepayments for the first 12 months after the origination date of such mortgage loan, 10% CPR on the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.

Mortgage Loans:

The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,085,575,399, of which: **(a)** approximately $917,358,464 and $82,669,199, respectively, consist of a pool of (i) adjustable-rate, first-lien residential mortgage loans and (ii) fixed-rate, first-lien mortgage loans, respectively, that conform to Fannie Mae or Freddie Mac loan limits (the "Group 1 Mortgage Loans"); **(b)** approximately $594,184,907, $55,804,869 and $20,011,009, respectively, consist of a pool of (i) adjustable-rate, first-lien residential mortgage loans, (ii) fixed-rate, first-lien mortgage loans and (iii) fixed-rate, second lien mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Group 2 Mortgage Loans"); **(c)** approximately $239,193,449 and $11,531,594, respectively, consist of a pool of (i) adjustable-rate, first-lien residential mortgage loans and (ii) fixed-rate, first-lien mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Group 3 Mortgage Loans"); and **(d)** approximately $164,821,907 consist of a pool of adjustable-rate multifamily loans secured by first liens on the related mortgaged properties (the "Group 4 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein

Bond Interest Rate:

The Bond Interest Rate for the Bonds on any Payment Date will be equal to the least of (a) one-month LIBOR plus the related margin, (b) the applicable Available Funds Rate and (c) a fixed cap of 11.00% on the Group 1, Group 2 and Group 3 Bonds and a fixed cap of 10.25% on the Group 4 Bonds.

Premium Rate:

Approximately [6.44]% of the Group 1 Mortgage Loans, [8.71]% of the Group 2 Mortgage Loans and [14.83]% of the Group 3 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loan Group. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1, Group 2 and Group 3 Mortgage Loans is approximately [0.076]%, [0.116]% and [0.169]%, respectively. None of the Group 4 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate:

The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans, approximately [0.25]% for the fixed-rate, first-lien residential Mortgage Loans and [0.75]% for the fixed-rate, second-lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans, weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period.

Group 2 Net Mortgage Rate:

The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans, approximately [0.25]% for the fixed-rate, first-lien residential Mortgage Loans and [0.75]% for the fixed-rate, second-lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans, weighted on the basis of the principal balances of the related

Group 2 Mortgage Loans as of the prior due period.

Group 3 Net Mortgage Rate: The "Group 3 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 3 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 3 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans, approximately [0.25]% for the fixed-rate, first-lien residential Mortgage Loans and [0.75]% for the fixed-rate, second-lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 3 Mortgage Loans, weighted on the basis of the principal balances of the related Group 3 Mortgage Loans as of the prior due period.

Group 4 Net Mortgage Rate: The "Group 4 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 4 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.148]% as of the Cut-off Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 4 Mortgage Loans.

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, minus the Policy Premium Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, minus the Policy Premium Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 3 Available Funds Rate: For any Payment Date, the "Group 3 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 3 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 3 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 3 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 4 Available Funds Rate: For any Payment Date, the "Group 4 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 4 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 4 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 4 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate, Group 2 Available Funds Rate, Group 3 Available Funds Rate or Group 4 Available Funds Rate.

Policy Premium Rate: A rate set forth in the Indenture.

Basis Risk Shortfall Amounts: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the least of (i) LIBOR plus the related margin and (ii) 11.00% for the Group 1, Group 2 and Group 3 Bonds and 10.25% for the Group 4 Bonds over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds, the Group 2 Bonds, the Group 3 Bonds and the Group 4 Bonds (the "Derivative Contracts"). The Group 1, Group 2 and Group 3 Derivative Contracts will have an initial aggregate notional balance of $[1,205,598,800] on the Closing Date, that will increase to $[1,322,532,400] on the next accrual period, and decline thereafter. The Group 4 Derivative Contracts will have an initial aggregate notional balance of $[85,465,700] on the Closing Date, and will decline thereafter.

Payments received on the Group 1, Group 2 and Group 3 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A-1, Class 2-A and Class 3-A-1 Bonds any Basis Risk Amounts, concurrently. Any remaining payments from the Group 1 Derivative Contracts will be available to pay Basis Risk Amounts on the Class 1-A-2 Bonds. Any remaining payments from the Group 3 Derivative Contracts will be available to pay Basis Risk Amounts in the following, sequential order: to Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and then to Class 3-M-5.

Payments received on the Group 4 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Basis Risk Amounts relating to the Group 4 Bonds, first, to the Class 4-A-1 Bonds, second, to the Class 4-A-2 Bonds, third, to the Class 4-M-1 Bonds, fourth, to the Class 4-M-2 Bonds, and fifth, to the Class 4-B Bonds.

In any given period, the aggregate notional balance of the Group 1, Group 2 and Group 3 Derivative Contracts will not exceed the aggregate principal balance of the Group 1, Group 2 and Group 3 Bonds, respectively. Likewise, the aggregate notional balance of the Group 4 Derivative Contracts will not exceed the aggregate principal balance of the Group 4 Bonds.

Cross Collateralized Loss Payments:

For any payment date and each Loan Group, the amount, if any, of Crossable Excess from such Loan Group available to cover Crossable Losses in the other Loan Groups as provided in "Cross-Collateralization" below.

Crossable Excess:

With respect to each Loan Group and any payment date, an amount equal to the related Net Monthly Excess Cashflow remaining after clause (7) of "Group 1 Priority of Payments," clause (7) of "Group 2 Priority of Payments," clause (6) of "Group 3 Priority of Payments," and clause (6) of "Group 4 Priority of Payments," respectively, below.

Crossable Losses:

With respect to any Loan Group and any payment date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related Due Period, to the extent unreimbursed by related Net Monthly Excess Cashflow on that payment date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non-related Net Monthly Excess Cashflow on prior payment dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

For the Group 1 and Group 2 Bonds

1) ***The Policy***

   FGIC will unconditionally and irrevocably guarantee (a) interest on the Class 1-A-1, Class 1-A-2 and Class 2-A Bonds at the applicable Bond Interest Rate (other than any prepayment interest shortfalls or Relief Act shortfalls), (b) all losses allocated to the Bonds not covered by Excess Cashflow or Overcollateralization and (c) amounts due on the Bonds on the Payment Date in [March 2035].

2) ***Subordination***

   The Class 1-A-2 Bonds will provide additional subordination to the Class 1-A-1 Bonds only to the extent not covered by the Policy, Excess Cashflow, Overcollateralization and certain payments from the other Groups of Mortgage Loans.

3) Excess Cashflow

Group 1 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3, under "Group 1 Priority of Payments" below.

Group 2 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3, under "Group 2 Priority of Payments" below.

4) Overcollateralization / Initial Undercollateralization

At Closing, there will be approximately 1.75% undercollateralization of the Group 1 Bonds. On and after the Payment Date occurring in December 2004, the Group 1 Overcollateralization target and floor will be equal to [0.35]% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date.

At Closing, there will be approximately 1.75% undercollateralization of the Group 2 Bonds. On and after the Payment Date occurring in December 2004, the Group 2 Overcollateralization target and floor will be equal to [0.35]% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

For the Group 3 Bonds

1) ***Subordination***

The Class 3-A-2 Bonds will provide additional subordination to the Class 3-A-1 Bonds only to the extent not covered by Excess Cashflow, Overcollateralization, Subordination of the Class 3-M Bonds and certain payments from the other Groups of Mortgage Loans.

The Class 3-M-5, Class 3-M-4, Class 3-M-3, Class 3-M-2 and Class 3-M-1 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
3-M-1	AA+/Aa1	[12.30]%
3-M-2	AA/Aa2	[8.30]%
3-M-3	AA/Aa3	[5.55]%
3-M-4	AA-/A1	[3.05]%
3-M-5	A/A3	[0.50]%

2) ***Excess Cashflow***

Group 3 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3, under "Group 3 Priority of Payments" below.

3) ***Overcollateralization***

At Closing, the initial Group 3 Overcollateralization Amount will be approximately 0.00%. On and after the June 2005 Payment Date, the required Group 3 Overcollateralization target and floor will be equal to 0.50% of the Group 3 Cut-off Date Balance.

For the Group 4 Bonds

1) Subordination

The Class 4-B, Class 4-M-2, Class 4-M-1 and Class 4-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
4-A-1	AAA/Aaa	[49.75]%
4-A-2	--/Aaa	[37.75]%
4-M-1	--/Aa2	[31.50]%
4-M-2	--/A2	[22.00]%
4-B	--/Baa2	[4.00]%

2) Overcollateralization

At Closing, the initial Group 4 Overcollateralization Amount will be approximately 2.25%. On and after the December 2004 Payment Date, the required Group 4 Overcollateralization will be equal to 4.00% of the aggregate Cut-off Date Balance of the Group 4 Mortgage Loans, and remain at 4.00% through the Distribution Date prior to the Group 4 Stepdown Date.

Stepdown of Group 4 Overcollateralization: On or after the Group 4 Stepdown Date and for so long as a Group 4 Trigger Event (the parameters of the "Group 4 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 4 Overcollateralization will equal the greatest of (i) an amount equal to 8.00% of the then current aggregate unpaid principal balance of the Group 4 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the Group 4 Cut-off Date Balance. As used herein, "Group 4 Stepdown Date" shall mean the later of (a) the Payment Date occurring in December 2011, and (b) the first Payment Date on which the aggregate principal balance of the Group 4 Mortgage Loans is less than or equal to 50% of the Group 4 Cut-off Date Balance.

Group 4 Trigger Event: Upon the occurrence of a Group 4 Trigger Event on or after the Group 4 Stepdown Date, and for so long as such Group 4 Trigger Event is in effect, the Group 4 Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event was in effect.

3) Excess Cashflow

Group 4 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 4 Priority of Payments" below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a loan group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such loan group, (ii) second, by Excess Cash Flow relating to the non-related loan group and (iii) last, by the reduction of overcollateralization relating to such loan group.

Following the reduction of any Group 1 Overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be covered by the Policy. To the extent that payments are not made by FGIC as required under the Policy, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied, first, to the Class 1-A-2 Bonds, until the Bond Principal Balance of such bonds has been reduced to zero and, second, to the Class 1-A-2 Bonds, until the Bond Principal Balance of such bonds has been reduced to zero.

Following the reduction of any Group 1 Overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be covered by the Policy. To the extent that payments are not made by FGIC as required under the Policy, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied to the Class A-2 Bonds, until the Bond Principal Balance of such bonds has been reduced to zero.

Following the reduction of any Group 3 Overcollateralization to zero, all allocable Realized Losses on the Group 3 Mortgage Loans will be applied, first, to Class 3-M-5 Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 3-M-4 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, third, to the Class 3-M-3 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, fourth, to the Class 3-M-2 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, fifth, to the Class 3-M-1 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, and sixth, to the Class 3-A-2 Bonds until the Bond Principal Balance of such bonds has been reduced to zero and, seventh, to the Class 3-A-1 Bonds until the Bond Principal Balance of such bonds has been reduced to zero.

Following the reduction of any Group 4 Overcollateralization to zero, all allocable Realized Losses on the Group 4 Mortgage Loans will be applied first, to Class 4-B Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 4-M-2 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, third, to the Class 4-M-1 Bonds until the Bond Principal Balance of such bonds has been reduced to zero, fourth, to the Class 4-A-2 Bonds until the Bond Principal Balance of such bonds has been reduced to zero and, fifth, to the Class 4-A-1 Bonds until the Bond Principal Balance of such bonds has been reduced to zero.

Allocated Realized Losses: With respect to any class of Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 1 Bonds (such amount, the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments: Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, the Policy Premium Rate, net derivative fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, concurrently, to the Group 1 Bonds;
2. From Group 1 Available Funds, the Group 1 Principal Distribution Amount, on a *pro rata* basis, to the Group 1 Bonds;
3. From Group 1 Excess Cashflow, following distributions described in clause 2 above, reimbursement to FGIC for any amounts due and owing under the Policy;
4. Group 1 Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Group 1 Bonds on a pro rata basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, to the Group 1 Bonds to cover Realized Losses on the Group 1 Mortgage Loans;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 5 above, sequentially, to the Class 1-A-1 Bonds and to the Class 1-A-2 Bonds, in respect of Allocated Realized Loss Amounts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, to the Group 2 Bonds, Group 3 Bonds and Group 4 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, concurrently, to the Group 1 Bonds to cover any Unpaid Interest Shortfall Amounts;
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, sequentially, to the Class 1-A-1 Bonds and the Class 1-A-2 Bonds to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
10. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 9 above, concurrently, to (i) the Class 2-A Bonds, (ii) sequentially, to the Class 3-A-1 Bonds, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds and (iii) sequentially, to the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds, in each case, in respect of Allocated Realized Loss Amounts;
11. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 10 above, to the Certificates.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 2 Bonds (such amount, the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments: Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, the Policy Premium Rate, net derivative fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 2 interest funds, to the Class 2-A Bonds;
2. From Group 2 Available Funds, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. From Group 2 Excess Cashflow, following distributions described in clause 2 above, reimbursement to FGIC for any amounts due and owing under the Policy;
4. Group 2 Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Group 2 Bonds to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
5. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 4 above to the Group 2 Bonds to cover Realized Losses on the Group 2 Mortgage Loans;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 5, to the Class 2-A Bond in respect of Allocated Realized Loss Amounts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, to the Group 1 Bonds, the Group 3 Bonds and the Group 4 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 7 above, to the Class 2-A Bonds to cover any Unpaid Interest Shortfall Amounts;
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, to the Class 2-A Bonds to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;

10. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 9 above, concurrently, to (i) sequentially, to the Class 1-A-1 and Class 1-A-2 Bonds, (ii) sequentially, to the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds and (iii) sequentially, to the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds, in each case, in respect of Allocated Realized Loss Amounts;
11. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 10 above, to the Certificates.

Group 3 Principal Distributions: Principal collected on the Group 3 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 3 Bonds (such amount the "Group 3 Principal Distribution Amount").

Group 3 Priority of Payments: Available funds from the Group 3 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, net derivative fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 3 interest funds, sequentially, to the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds;
2. From Group 3 available funds, on a *pro rata* basis, the Group 3 Principal Distribution Amount to the Group 3 Bonds;
3. Group 3 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 3 Bonds on a pro rata basis to build or restore Group 3 Overcollateralization to the required Group 3 Overcollateralization Target amount;
4. Any remaining Group 3 Excess Cash Flow following distributions described in clause 3 above to the Group 3 Bonds to cover Realized Losses on the Group 3 Mortgage Loans;
5. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds, in respect of Allocated Realized Losses;
6. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 5 above, to the Group 1 Bonds, Group 2 Bonds and Group 4 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
7. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 6 above, sequentially to the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds, to cover any Unpaid Interest Shortfall Amounts;

8. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 7 above, sequentially to the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds, to cover any Group 3 Basis Risk Amounts which are not covered by payments received in respect of the Group 3 Derivative Contracts;
9. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 8 above, concurrently, to (i) sequentially, to the Class 1-A-1 and Class 1-A-2 Bonds, (ii) to the Class 2-A Bonds and (iii) sequentially, to the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds, in each case, in respect of Allocated Realized Loss Amounts;
10. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

Group 4 Principal Distributions: Principal collected on the Group 4 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 4 Bonds (such amount the "Group 4 Principal Distribution Amount").

Group 4 Priority of Payments: Available funds from the Group 4 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and net derivative fees) will be distributed as follows:

1. Group 4 interest funds, sequentially, to the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds;
2. From Group 4 available funds, on a *pro rata* basis, the Group 4 Principal Distribution Amount to the Group 4 Bonds;
3. Group 4 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 4 Bonds on a pro rata basis to build or restore Group 4 Overcollateralization to the required Group 4 Overcollateralization Target amount;
4. Any remaining Group 4 Excess Cash Flow following distributions described in clause 3 above to the Group 4 Bonds to cover Realized Losses on the Group 4 Mortgage Loans;
5. Any remaining Group 4 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds, in respect of Allocated Realized Losses;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 5 above, to the Group 1 Bonds, the Group 2 Bonds and Group 3 Bonds, any Cross-Collateralized Loss Payments as provided in "Cross-Collateralization" below, payable to such bonds as part of the related Principal Distribution Amount;
7. Any remaining Group 4 Excess Cash Flow, following the distributions described in Clause 6 above, sequentially to the Class 4-A-1, Class 4-A-

2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds, to cover any Unpaid Interest Shortfall Amounts;

8. Any remaining Group 4 Excess Cash Flow, following the distributions described in clause 7 above, sequentially to the Class 4-A-1, Class 4-A-2, Class 4-M-1, Class 4-M-2 and Class 4-B Bonds, to cover any Group 4 Basis Risk Amounts which are not covered by payments received in respect of the Group 4 Derivative Contracts;
9. Any remaining Group 4 Excess Cash Flow, following the distributions described in clause 8 above, concurrently, to (i) sequentially, to Class 1-A-1 and Class 1-A-2, (ii) to the Class 2-A Bonds and (iii) sequentially, to the Class 3-A-1, Class 3-A-2, Class 3-M-1, Class 3-M-2, Class 3-M-3, Class 3-M-4 and Class 3-M-5 Bonds, in each case, in respect of Allocated Realized Loss Amounts;
10. Any remaining Group 4 Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

Cross-Collateralization:

On each payment date, Crossable Excess from each Loan Group may be available to cover Crossable Losses on mortgage loans in non-related Loan Groups as follows:

a. If on such payment date one Loan Group has Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the one Loan Group with Crossable Excess to the Loan Group with Crossable Losses, up to the amount of such Crossable Losses;

b. If on such payment date one Loan Group has Crossable Excess and two Loan Groups have Crossable Losses, payments shall be made from the one Loan Group with Crossable Excess to the Loan Groups with Crossable Losses, pro rata, based on the amount of Crossable Losses, up to the aggregate amount of such Crossable Losses; and

c. If on such payment date two Loan Groups have Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the two groups with Crossable Excess on a pro rata basis, based on the amount of Crossable Excess for such Loan Groups, to the Loan Group with Crossable Loss.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 1-A-1

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.33%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	33	33	**33**	33	33
WAL (yr)	9.45	2.97	**2.31**	1.42	1.13
MDUR (yr)	8.29	2.78	**2.19**	1.37	1.09
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	**Jul-2009**	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	48	38	**38**	39	39
WAL (yr)	19.95	3.61	**2.84**	1.76	1.38
MDUR (yr)	15.00	3.29	**2.63**	1.67	1.32
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Jan-2025	**Apr-2021**	Apr-2015	Mar-2013

Class 1-A-2

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.34%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	34	**34**	34	34
WAL (yr)	9.45	2.97	**2.31**	1.42	1.13
MDUR (yr)	8.28	2.78	**2.19**	1.37	1.09
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	**Jul-2009**	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	39	**40**	40	40
WAL (yr)	19.95	3.61	**2.84**	1.76	1.38
MDUR (yr)	14.98	3.29	**2.63**	1.67	1.32
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Jan-2025	**Apr-2021**	Apr-2015	Mar-2013

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 2-A

Settlement:	11/24/04
Pass-Thru Margin (pre-step-up):	0.33%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	33	33	33	33	33
WAL (yr)	9.54	2.98	2.32	1.43	1.13
MDUR (yr)	8.36	2.79	2.20	1.38	1.10
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	Jul-2009	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	48	38	39	39	39
WAL (yr)	19.88	3.64	2.85	1.76	1.39
MDUR (yr)	14.99	3.31	2.64	1.67	1.33
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Jan-2025	Apr-2021	May-2015	Mar-2013

Class 3-A-1

Settlement:	11/24/04
Pass-Thru Margin (pre-step-up):	0.35%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	9.63	2.97	2.31	1.41	1.11
MDUR (yr)	8.44	2.78	2.19	1.36	1.08
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	Jul-2009	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	40	40	41	41
WAL (yr)	20.33	3.58	2.80	1.71	1.34
MDUR (yr)	15.25	3.26	2.60	1.63	1.28
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	Sep-2019	Mar-2014	Mar-2012

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 3-A-2

Settlement:	11/24/04
Pass-Thru Margin (pre-step-up):	0.36%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	36	36	36	36	36
WAL (yr)	9.63	2.97	2.31	1.41	1.11
MDUR (yr)	8.43	2.78	2.19	1.36	1.08
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	Jul-2009	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	52	41	42	42	42
WAL (yr)	20.33	3.58	2.80	1.71	1.34
MDUR (yr)	15.23	3.26	2.60	1.63	1.28
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	Sep-2019	Mar-2014	Mar-2012

Class 3-M-1

Settlement:	11/24/04
Pass-Thru Margin (pre-step-up):	0.60%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.63	2.97	2.31	1.41	1.11
MDUR (yr)	8.33	2.76	2.18	1.36	1.08
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	Jul-2009	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	64	65	65	65
WAL (yr)	20.33	3.58	2.80	1.71	1.34
MDUR (yr)	14.87	3.23	2.58	1.62	1.28
First Prin Pay	Dec-2004	Dec-2004	Dec-2004	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	Sep-2019	Mar-2014	Mar-2012

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 3-M-2

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.65%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	**65**	65	65
WAL (yr)	9.63	2.97	**2.31**	1.41	1.11
MDUR (yr)	8.31	2.76	**2.18**	1.36	1.07
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	**Jul-2009**	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	79	70	70	70	70
WAL (yr)	20.33	3.58	**2.80**	1.71	1.34
MDUR (yr)	14.78	3.23	**2.57**	1.62	1.28
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	Sep-2019	Mar-2014	Mar-2012

Class 3-M-3

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.70%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.63	2.97	**2.31**	1.41	1.11
MDUR (yr)	8.29	2.76	**2.18**	1.35	1.07
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	**Jul-2009**	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	75	75	76	76
WAL (yr)	20.33	3.58	**2.80**	1.71	1.34
MDUR (yr)	14.70	3.22	**2.57**	1.62	1.28
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	Sep-2019	Mar-2014	Mar-2012

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 3-M-4

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 1.05%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	105	105	**105**	105	105
WAL (yr)	9.63	2.97	**2.31**	1.41	1.11
MDUR (yr)	8.14	2.73	**2.16**	1.35	1.07
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	**Jul-2009**	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	127	112	**113**	113	113
WAL (yr)	20.33	3.58	**2.80**	1.71	1.34
MDUR (yr)	14.15	3.19	**2.54**	1.61	1.27
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	**Sep-2019**	Mar-2014	Mar-2012

Class 3-M-5

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 1.20%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	**120**	120	120
WAL (yr)	9.63	2.97	**2.31**	1.41	1.11
MDUR (yr)	8.08	2.72	**2.15**	1.34	1.07
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Nov-2010	**Jul-2009**	Sep-2007	Feb-2007

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	145	128	**129**	130	129
WAL (yr)	20.33	3.58	**2.80**	1.71	1.34
MDUR (yr)	13.92	3.17	**2.53**	1.60	1.27
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	May-2023	**Sep-2019**	Mar-2014	Mar-2012

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 4-A-1

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.40%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	40	**40**	40	40
WAL (yr)	9.00	4.63	**4.06**	3.26	2.99
MDUR (yr)	7.89	4.26	**3.77**	3.08	2.82
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Aug-2012	**Jun-2011**	Nov-2009	May-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	57	44	**43**	42	41
WAL (yr)	18.21	5.20	**4.50**	3.47	3.11
MDUR (yr)	13.72	4.70	**4.13**	3.25	2.93
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Apr-2024	**Dec-2020**	Nov-2015	May-2011

Class 4-A-2

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.42%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	**42**	42	42
WAL (yr)	9.00	4.63	**4.06**	3.26	2.99
MDUR (yr)	7.88	4.26	**3.77**	3.07	2.82
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Aug-2012	**Jun-2011**	Nov-2009	May-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	46	**46**	44	44
WAL (yr)	18.21	5.20	**4.50**	3.47	3.11
MDUR (yr)	13.68	4.70	**4.12**	3.25	2.93
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Apr-2024	**Dec-2020**	Nov-2015	May-2011

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 4-M-1

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 0.57%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	57	57	**57**	57	57
WAL (yr)	9.00	4.63	**4.06**	3.26	2.99
MDUR (yr)	7.82	4.24	**3.75**	3.06	2.81
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Aug-2012	**Jun-2011**	Nov-2009	May-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	69	60	**59**	58	58
WAL (yr)	18.21	5.20	**4.50**	3.47	3.11
MDUR (yr)	13.50	4.67	**4.10**	3.23	2.92
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Apr-2024	**Dec-2020**	Nov-2015	May-2011

Class 4-M-2

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 1.05%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	105	105	**105**	105	105
WAL (yr)	9.00	4.63	**4.06**	3.26	2.99
MDUR (yr)	7.63	4.17	**3.70**	3.03	2.78
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Aug-2012	**Jun-2011**	Nov-2009	May-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	126	110	**109**	108	107
WAL (yr)	18.21	5.20	**4.50**	3.47	3.11
MDUR (yr)	12.83	4.58	**4.04**	3.19	2.89
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Apr-2024	**Dec-2020**	Nov-2015	May-2011

Price-DM Sensitivity Report

Impac CMB Trust Series 2004-10

Class 4-B

Settlement: 11/24/04
Pass-Thru Margin (pre-step-up): 1.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	**175**	175	175
WAL (yr)	9.00	4.63	**4.06**	3.26	2.99
MDUR (yr)	7.36	4.08	**3.63**	2.98	2.74
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Nov-2014	Aug-2012	**Jun-2011**	Nov-2009	May-2009

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	208	182	**182**	179	178
WAL (yr)	18.21	5.20	**4.50**	3.47	3.11
MDUR (yr)	11.96	4.47	**3.95**	3.14	2.84
First Prin Pay	Dec-2004	Dec-2004	**Dec-2004**	Dec-2004	Dec-2004
Last Prin Pay	Oct-2034	Apr-2024	**Dec-2020**	Nov-2015	May-2011

Group 1 Available Rate Schedule

(100% PPC; Actual/360)

MONTH	Available Rate (2)	Available Rate (3)	MONTH	Available Rate (2)	Available Rate (3)
1	4.43	4.43	**31**	6.91	11.67
2	4.47	11.36	**32**	7.10	11.88
3	4.57	11.52	**33**	6.95	11.71
4	4.97	11.97	**34**	6.96	11.60
5	4.76	11.84	**35**	7.06	11.12
6	4.94	12.08	**36**	7.59	11.99
7	4.92	12.15	**37**	7.70	11.30
8	5.18	12.51	**38**	7.42	10.31
9	5.16	12.57	**39**	7.42	10.32
10	5.23	12.73	**40**	7.88	10.87
11	5.38	12.96	**41**	7.44	10.34
12	5.37	13.02	**42**	7.81	11.26
13	5.52	13.25	**43**	7.61	10.99
14	5.50	13.31	**44**	7.84	11.28
15	5.60	13.55	**45**	7.63	11.01
16	5.93	13.96	**46**	7.64	11.02
17	5.72	13.82	**47**	7.87	11.31
18	5.85	14.03	**48**	7.76	11.25
19	5.82	14.06	**49**	7.99	11.54
20	5.94	14.24	**50**	7.79	11.27
21	5.89	14.04	**51**	7.80	11.28
22	5.96	14.22	**52**	8.53	12.21
23	6.08	14.36	**53**	7.82	11.29
24	6.72	11.76	**54**	8.16	11.73
25	6.82	11.17	**55**	7.94	11.45
26	6.68	11.02	**56**	8.18	11.75
27	6.70	11.04			
28	7.24	11.62			
29	6.77	11.19			
30	7.05	11.84			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule

(100% PPC; Actual/360)

MONTH	Available Rate (2)	Available Rate (3)	MONTH	Available Rate (2)	Available Rate (3)
1	4.36	4.36	31	6.69	11.86
2	4.41	11.29	32	6.87	12.08
3	4.51	11.45	33	6.74	11.91
4	4.90	11.90	34	6.74	11.79
5	4.70	11.77	35	6.84	11.31
6	5.09	12.25	36	6.83	11.39
7	5.08	12.33	37	7.17	11.10
8	5.24	12.58	38	6.90	10.12
9	5.21	12.65	39	6.91	10.13
10	5.28	12.80	40	7.34	10.66
11	5.51	13.26	41	6.96	10.14
12	5.49	13.32	42	7.23	10.74
13	5.65	13.58	43	7.05	10.62
14	5.63	13.63	44	7.27	10.90
15	5.69	13.76	45	7.07	10.64
16	6.08	14.43	46	7.11	10.65
17	5.86	14.25	47	7.32	10.93
18	5.99	14.48	48	7.18	10.70
19	5.96	14.51	49	7.41	11.03
20	6.08	14.70	50	7.22	10.77
21	6.07	14.70	51	7.25	10.78
22	6.12	14.76	52	7.93	11.66
23	6.24	14.92	53	7.27	10.80
24	6.47	11.90	54	7.55	11.09
25	6.57	11.33	55	7.37	10.83
26	6.48	11.39	56	7.61	11.11
27	6.50	11.41			
28	7.02	12.03			
29	6.54	11.45			
30	6.79	11.97			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 3 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	4.57	4.57	31	7.09	11.95
2	4.60	11.49	32	7.28	12.17
3	4.69	11.64	33	7.13	11.99
4	5.10	12.11	34	7.14	11.88
5	4.87	11.96	35	7.25	11.41
6	5.04	12.21	36	7.55	12.17
7	5.02	12.28	37	7.66	11.49
8	5.24	12.61	38	7.38	10.50
9	5.21	12.67	39	7.39	10.51
10	5.28	12.83	40	7.84	11.07
11	5.44	13.07	41	7.41	10.53
12	5.42	13.13	42	7.75	11.49
13	5.57	13.36	43	7.56	11.29
14	5.54	13.41	44	7.79	11.59
15	5.62	13.61	45	7.58	11.31
16	5.94	14.00	46	7.59	11.32
17	5.72	13.85	47	7.82	11.63
18	5.85	14.04	48	7.72	11.50
19	5.82	14.08	49	7.95	11.81
20	5.94	14.25	50	7.75	11.53
21	5.89	14.05	51	7.76	11.54
22	5.95	14.19	52	8.50	12.50
23	6.08	14.33	53	7.78	11.57
24	6.87	11.97	54	8.14	11.93
25	6.99	11.40	55	7.92	11.65
26	6.84	11.24	56	8.16	11.96
27	6.86	11.26			
28	7.42	11.86			
29	6.93	11.37			
30	7.24	12.11			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 4 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	4.33	4.33	31	6.58	12.50	61	7.55	9.69
2	4.42	9.66	32	6.75	12.76	62	8.19	11.41
3	4.51	9.65	33	6.59	11.75	63	8.22	11.46
4	4.94	9.99	34	6.60	11.14	64	9.25	12.74
5	4.66	9.64	35	6.71	10.75	65	8.39	11.55
6	4.83	9.74	36	6.55	10.54	66	8.71	11.99
7	4.78	9.63	37	6.75	10.84	67	8.47	11.66
8	4.93	9.73	38	6.59	10.67	68	8.85	12.35
9	4.84	9.43	39	6.62	10.74	69	8.60	12.01
10	4.89	9.42	40	7.13	11.86	70	8.72	12.07
11	5.04	9.52	41	6.78	11.41	71	9.06	12.54
12	4.97	9.40	42	6.99	11.75	72	8.82	12.20
13	5.11	9.54	43	6.83	11.58	73	9.16	12.68
14	5.04	9.46	44	7.04	11.92	74	8.96	12.34
15	5.07	9.49	45	6.88	11.76	75	9.01	12.41
16	5.46	9.86	46	7.02	11.85	76	10.12	13.83
17	5.13	9.54	47	7.23	12.20	77	9.20	12.57
18	5.27	9.68	48	7.08	12.05	78	9.57	13.08
19	5.19	9.60	49	7.29	12.41	79	9.33	12.75
20	5.33	9.73	50	7.15	12.27			
21	5.24	9.65	51	7.19	12.39			
22	5.27	9.67	52	7.92	13.31			
23	5.40	9.80	53	7.38	12.63			
24	5.32	9.72	54	7.61	13.01			
25	5.45	9.87	55	7.47	12.89			
26	5.37	9.82	56	7.64	12.34			
27	5.40	9.87	57	7.47	11.90			
28	6.95	12.86	58	7.22	9.27			
29	6.52	12.35	59	7.49	9.61			
30	6.69	12.60	60	7.28	9.34			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part II of II

New Issue Computational Materials

$2,111,091,000 ***(Approximate)***

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these elmods include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	5,334			
Total Outstanding Balance	$1,000,027,663			
Average Loan Balance	$187,482	$43,000	to	$333,000
WA Mortgage Rate	5.876%	2.625%	to	7.990%
WA Mortgage Rate Net LPMI	5.799%	2.625%	to	7.990%
Net WAC	5.402%	2.217%	to	7.707%
ARM Characteristics				
WA Gross Margin	4.200%	1.375%	to	9.250%
WA Months to First Roll	31	0	to	119
WA Initial Rate Cap	2.986%	1.000%	to	6.000%
WA Subsequent Rate Cap	1.080%	1.000%	to	18.000%
WA Lifetime Cap	11.784%	8.625%	to	14.875%
WA Lifetime Floor	4.335%	1.375%	to	9.250%
WA Original Term (months)	359	120	to	360
WA Remaining Term (months)	358	119	to	360
WA Age (months)	1	0	to	38
WA LTV*	76.60%	12.33%	to	100.00%
WA FICO	687			
WA DTI%	30.89%			
Secured by (% of pool)				
1st Liens	100.00%			
2nd Liens	0.00%			
Prepayment Penalty at Loan Orig (% of all loans)	51.70%			
Prepay Moves Exempted				
Soft	21.96%			
Hard	51.70%			
No Prepay	26.34%			

* The combined loan-to-value ratio was used for the fixed-rate second lien loans on all Group 1 loans.

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	42.64%	SFR	66.77%	Reduced	54.73%	PUR	62.86%	Owner	81.95%	None	50.90%
FL	9.58%	PUD	14.25%	Full	18.76%	REFI/CO	28.67%	INV	16.38%	12	12.65%
VA	4.92%	CND	12.03%	NAV	13.20%	REFI	8.47%	2nd HM	1.68%	24	24.13%
AZ	3.80%	2-4 Family	6.33%	NINA	3.75%					36	12.32%
MD	3.80%	Townhouse	0.62%	NISA	3.73%						

Group 1 Mortgage Loans

Description								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
30Y LIB1M	$701,292	4	0.07%	$175,323	5.174%	358	712	73.42%
30Y LIB1M – IO	4,011,650	19	0.40	211,139	4.034	358	704	74.80
30Y LIB6M	9,525,799	45	0.95	211,684	5.769	359	678	79.25
30Y LIB6M – IO	57,356,356	275	5.74	208,569	5.160	359	701	75.81
30Y LIB12M	3,200,733	16	0.32	200,046	5.690	359	672	71.75
30Y LIB12M – IO	21,594,768	99	2.16	218,129	5.053	359	688	78.98
2/28 LIB6M	141,619,783	833	14.16	170,012	6.213	359	671	78.75
2/28 LIB6M – IO	320,402,774	1,571	32.04	203,948	5.741	359	687	76.99
3/27 LIB6M	85,526,634	534	8.55	160,162	6.159	359	668	79.21
3/27 LIB6M – IO	124,084,561	652	12.41	190,314	5.737	359	688	76.46
3/27 LIB12M	1,164,315	5	0.12	232,863	5.817	360	667	79.80
3/27 LIB12M – IO	2,230,500	11	0.22	202,773	6.115	360	684	82.48
5/25 LIB6M	36,908,910	211	3.69	174,924	5.834	359	695	75.14
5/25 LIB6M – IO	98,495,256	497	9.85	198,180	5.663	359	703	73.92
7/23 LIB6M	3,240,643	15	0.32	216,043	5.379	358	713	59.70
7/23 LIB6M – IO	5,336,770	25	0.53	213,471	5.373	359	731	65.55
7/23 LIB12M	222,803	1	0.02	222,803	5.875	358	744	77.07
10/20 LIB6M	1,070,619	5	0.11	214,124	6.468	355	715	80.05
10/20 LIB6M – IO	664,300	3	0.07	221,433	6.257	357	681	76.83
15 Yr Fixed	3,534,576	31	0.35	114,019	6.610	176	694	60.47
30/15 Fixed Balloon	120,000	1	0.01	120,000	7.000	360	678	80.00
30 Yr Fixed	69,762,572	429	6.98	162,617	6.893	356	689	74.56
30 Yr Fixed- IO	9,252,052	52	0.93	177,924	6.779	359	692	73.15
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 50,000.00	$586,128	12	0.06%	$48,844	6.743%	334	689	60.98%
50,000.01 - 100,000.00	49,094,763	592	4.91	82,930	6.342	353	678	76.61
100,000.01 - 150,000.00	164,545,939	1,311	16.45	125,512	6.094	358	683	77.20
150,000.01 - 200,000.00	213,258,749	1,215	21.33	175,522	5.989	359	685	77.28
200,000.01 - 250,000.00	226,204,708	1,005	22.62	225,079	5.765	359	688	75.73
250,000.01 - 300,000.00	216,721,085	789	21.67	274,678	5.712	359	689	76.29
300,000.01 - 350,000.00	129,616,290	410	12.96	316,137	5.700	359	690	76.85
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 50,000.00	$586,128	12	0.06%	$48,844	6.743%	334	689	60.98%
50,000.01 - 100,000.00	48,994,917	591	4.90	82,902	6.341	353	678	76.61
100,000.01 - 150,000.00	164,196,567	1,309	16.42	125,437	6.093	358	683	77.18
150,000.01 - 200,000.00	213,508,555	1,217	21.35	175,438	5.989	359	685	77.29
200,000.01 - 250,000.00	226,154,174	1,005	22.61	225,029	5.764	359	688	75.73
250,000.01 - 300,000.00	216,971,031	790	21.70	274,647	5.713	359	689	76.29
300,000.01 - 350,000.00	129,616,290	410	12.96	316,137	5.700	359	690	76.85
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

State*								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
California	$426,384,335	1,847	42.64%	$230,852	5.537%	359	693	74.02%
Florida	95,852,017	612	9.58	156,621	6.152	359	693	79.46
Virginia	49,170,016	240	4.92	204,875	5.994	359	684	78.06
Arizona	37,962,504	260	3.80	146,010	6.077	359	683	78.33
Maryland	37,983,782	194	3.80	195,793	6.156	358	679	79.67
Nevada	34,003,148	168	3.40	202,400	5.792	359	691	76.96
New Jersey	31,757,098	154	3.18	206,215	6.635	354	686	77.69
Illinois	31,492,426	180	3.15	174,958	6.259	359	675	78.64
Washington	28,759,121	174	2.88	165,282	5.811	359	677	78.72
Colorado	24,196,486	149	2.42	162,393	5.816	359	679	77.34
Texas	21,605,383	165	2.16	130,942	6.335	354	682	81.05
Minnesota	18,952,152	115	1.90	164,801	6.169	358	671	79.09
Georgia	17,839,743	115	1.78	155,128	5.872	359	684	78.92
Massachusetts	16,116,300	74	1.61	217,788	6.070	359	680	75.41
New York	13,967,571	63	1.40	221,707	6.540	350	675	74.62
Oregon	13,138,195	83	1.31	158,292	5.842	358	684	77.01
Michigan	11,062,258	84	1.11	131,694	6.367	356	669	79.62
Other	89,785,129	657	8.98	136,659	6.221	358	674	78.89
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

* All States with loan concentrations less than 1% of the total Group 1 balance were placed in the other category.

Group 1 Mortgage Loans

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 20.00	$1,011,967	10	0.10%	$101,197	5.681%	329	707	16.84%
20.01 - 25.00	1,113,388	8	0.11	139,174	5.094	360	690	23.07
25.01 - 30.00	1,516,023	11	0.15	137,820	5.187	347	702	28.09
30.01 - 35.00	3,921,522	23	0.39	170,501	5.593	341	702	32.70
35.01 - 40.00	3,767,240	24	0.38	156,968	5.593	352	677	37.46
40.01 - 45.00	5,429,528	29	0.54	187,225	5.363	354	692	42.39
45.01 - 50.00	9,076,091	48	0.91	189,085	5.624	358	708	48.12
50.01 - 55.00	10,357,452	57	1.04	181,710	5.612	356	686	52.88
55.01 - 60.00	17,056,755	88	1.71	193,827	5.589	354	680	58.01
60.01 - 65.00	20,736,408	104	2.07	199,389	5.506	356	683	63.18
65.01 - 70.00	220,764,105	1,115	22.08	197,995	5.115	359	704	69.72
70.01 - 75.00	39,399,300	203	3.94	194,085	6.003	357	687	73.73
75.01 - 80.00	548,259,746	2,942	54.82	186,356	6.021	359	680	79.79
80.01 - 85.00	17,234,019	91	1.72	189,385	6.512	358	671	84.12
85.01 - 90.00	62,044,732	362	6.20	171,394	6.875	359	685	89.66
90.01 - 95.00	30,095,197	170	3.01	177,031	6.806	359	681	94.81
95.01 - 100.00	8,244,189	49	0.82	168,249	6.676	359	709	99.79
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Current Mortgage Rate								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
2.500 - 2.999	$494,052	3	0.05%	$164,684	2.728%	358	729	77.87%
3.000 - 3.499	1,622,166	9	0.16	180,241	3.262	359	738	75.69
3.500 - 3.999	10,443,452	51	1.04	204,774	3.802	359	722	70.81
4.000 - 4.499	34,395,869	161	3.44	213,639	4.254	359	718	69.96
4.500 - 4.999	117,830,756	563	11.78	209,291	4.740	359	712	69.70
5.000 - 5.499	164,594,942	800	16.46	205,744	5.210	359	697	72.93
5.500 - 5.999	226,303,973	1,160	22.63	195,090	5.721	359	685	77.10
6.000 - 6.499	176,665,479	980	17.67	180,271	6.201	357	675	79.04
6.500 - 6.999	151,336,527	888	15.13	170,424	6.714	357	672	79.61
7.000 - 7.499	66,492,543	410	6.65	162,177	7.184	359	675	81.57
7.500 - 7.999	49,847,904	309	4.98	161,320	7.684	357	668	84.18
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Property Type								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
Single Family Residence	$667,689,579	3,617	66.77%	$184,598	5.922%	358	682	76.71%
Planned Unit Development	142,505,222	723	14.25	197,103	5.754	359	694	77.75
Condominium	120,342,561	650	12.03	185,142	5.670	359	696	76.15
2-4 Family Unit	63,326,706	302	6.33	209,691	6.044	356	697	73.63
Townhouse	6,163,596	42	0.62	146,752	5.996	358	678	77.17
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Purpose								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
Purchase	$628,650,290	3,380	62.86%	$185,991	5.868%	359	694	78.51%
Refinance Cash Out	286,700,696	1,473	28.67	194,637	5.903	357	674	73.04
Refinance Rate Term	84,676,678	481	8.47	176,043	5.845	357	673	74.45
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Owner Occupied	$819,488,134	4,298	81.95%	$190,667	5.878%	358	681	77.03%
Investment	163,759,685	945	16.38	173,291	5.869	358	710	74.48
Second Home	16,779,845	91	1.68	184,394	5.814	359	709	76.29
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1 - 120	$197,669	3	0.02%	$65,890	6.955%	119	706	33.91%
121 - 180	3,336,907	28	0.33	119,175	6.589	179	694	62.04
181 - 240	1,450,008	12	0.14	120,834	6.698	239	697	71.60
241 - 360	995,043,080	5,291	99.50	188,063	5.872	359	686	76.67
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Reduced	$547,342,113	2,777	54.73%	$197,098	5.795%	358	692	75.93%
Full	187,618,231	1,006	18.76	186,499	5.501	358	694	75.64
NINA	37,477,984	208	3.75	180,183	6.508	359	700	76.54
No Ratio	24,757,928	133	2.48	186,150	6.177	359	703	76.49
NISA	37,322,384	206	3.73	181,177	6.495	358	695	79.50
SISA	33,163,145	168	3.32	197,400	6.664	358	669	76.85
NAV	131,981,304	834	13.20	158,251	6.131	359	648	79.88
Alt	207,825	1	0.02	207,825	6.875	360	750	80.00
LITE	156,750	1	0.02	156,750	7.375	360	689	95.00
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 500	$1,269,792	7	0.13%	$181,399	6.413%	359	0	72.88%
501 - 520	501,250	2	0.05	250,625	7.810	359	508	64.13
521 - 540	364,277	2	0.04	182,139	7.368	360	526	64.12
541 - 560	259,707	2	0.03	129,854	7.630	360	549	71.83
561 - 580	898,225	6	0.09	149,704	7.274	359	569	59.44
581 - 600	6,662,879	36	0.67	185,080	6.611	359	596	72.98
601 - 620	55,769,355	324	5.58	172,128	6.417	359	612	77.64
621 - 640	109,517,674	599	10.95	182,834	6.133	359	631	77.54
641 - 660	156,634,975	844	15.66	185,586	6.069	358	650	77.02
661 - 680	158,173,088	854	15.82	185,214	5.986	358	670	77.78
681 - 700	152,991,097	803	15.30	190,524	5.832	358	690	77.42
701 - 720	108,096,224	574	10.81	188,321	5.699	359	711	75.72
721 - 740	92,520,174	476	9.25	194,370	5.597	358	730	76.02
741 - 760	73,615,783	384	7.36	191,708	5.525	358	750	75.25
761 - 780	52,830,584	268	5.28	197,129	5.491	359	769	75.23
781 - 800	24,486,194	126	2.45	194,335	5.358	359	789	72.06
801 - 820	5,436,385	27	0.54	201,348	5.045	358	806	67.48
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$509,011,678	2,737	50.90%	$185,974	5.927%	358	690	76.73%
12 months	126,526,786	624	12.65	202,767	5.560	359	696	74.61
24 months	241,271,993	1,258	24.13	191,790	5.860	359	681	77.28
36 months	123,217,206	715	12.32	172,332	6.019	358	672	76.80
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$82,669,199	513	8.27%	$161,149	6.869%	349	690	73.81%
0	3,920,792	19	0.39	206,357	4.151	358	702	73.85
1 - 12	91,903,789	437	9.19	210,306	5.211	359	695	76.89
13 - 18	886,300	4	0.09	221,575	5.791	360	659	67.03
19 - 24	437,678,470	2,282	43.77	191,796	5.889	359	682	77.69
25 - 31	26,764,676	134	2.68	199,736	5.730	359	682	75.24
32 - 49	210,265,138	1,188	21.03	176,991	5.922	359	680	77.61
50 - 55	1,790,962	10	0.18	179,096	5.390	354	719	75.71
56 - 73	134,174,013	700	13.42	191,677	5.710	359	701	74.09
80 +	9,974,325	47	1.00	212,220	5.587	359	718	67.70
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.000 - 1.249	$82,669,199	513	8.27%	$161,149	6.869%	349	690	73.81%
1.250 - 1.499	300,900	1	0.03	300,900	2.750	358	712	80.00
1.750 - 1.999	1,192,200	6	0.12	198,700	3.783	359	694	75.72
2.000 - 2.249	1,885,109	9	0.19	209,457	4.971	359	707	75.49
2.250 - 2.499	26,473,809	130	2.65	203,645	5.540	358	719	74.16
2.500 - 2.749	3,184,175	15	0.32	212,278	4.938	359	691	73.98
2.750 - 2.999	11,221,770	54	1.12	207,811	5.104	359	713	74.21
3.000 - 3.249	45,592,518	233	4.56	195,676	5.083	359	709	77.40
3.250 - 3.499	154,427,530	768	15.44	201,078	5.307	360	742	73.32
3.500 - 3.749	114,364,813	592	11.44	193,184	5.689	359	696	78.35
3.750 - 3.999	261,575,227	1,302	26.16	200,903	5.659	360	673	75.10
4.000 - 4.249	6,003,691	26	0.60	230,911	6.098	359	675	79.14
4.250 - 4.499	14,226,524	69	1.42	206,182	6.076	360	638	74.16
4.500 - 4.749	5,722,632	29	0.57	197,332	6.155	359	652	77.54
4.750 - 4.999	6,831,244	38	0.68	179,770	5.598	359	683	78.23
5.000 - 5.249	34,274,605	179	3.43	191,478	6.091	359	678	79.77
5.250 - 5.499	23,731,876	132	2.37	179,787	5.882	359	661	79.81
5.500 - 5.749	37,832,612	216	3.78	175,151	5.995	359	658	79.83
5.750 - 5.999	52,794,319	302	5.28	174,816	6.347	359	662	79.45
6.000 - 6.249	49,388,567	292	4.94	169,139	6.570	359	651	81.14
6.250 - 6.499	31,605,292	196	3.16	161,251	6.733	359	645	81.19
6.500 - 6.749	18,142,074	114	1.81	159,141	6.924	359	658	81.63
6.750 - 6.999	6,353,321	47	0.64	135,177	7.129	359	640	79.62
7.000 - 7.249	5,321,490	35	0.53	152,043	7.274	359	667	82.30
7.250 - 7.499	3,052,329	22	0.31	138,742	7.564	359	650	82.28
7.500 - 7.745	1,789,875	13	0.18	137,683	7.851	359	646	84.64
9.000 +	69,963	1	0.01	69,963	7.000	360	688	90.00
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
<= 8.499	$82,669,199	513	8.27%	$161,149	6.869%	349	690	73.81%
8.500 - 8.999	389,052	2	0.04	194,526	2.722	358	716	80.00
9.000 - 9.499	2,585,814	14	0.26	184,701	3.699	357	717	77.42
9.500 - 9.999	14,375,755	73	1.44	196,928	4.095	359	720	72.19
10.000 - 10.499	35,413,082	171	3.54	207,094	4.370	359	718	70.81
10.500 - 10.999	116,558,775	565	11.66	206,299	4.777	359	711	70.09
11.000 - 11.999	380,600,903	1,907	38.06	199,581	5.516	359	690	75.43
12.000 - 12.499	163,717,828	903	16.37	181,304	6.178	359	673	79.86
12.500 - 12.999	116,613,115	677	11.66	172,250	6.687	359	669	81.64
13.000 - 13.499	51,152,691	298	5.12	171,653	7.110	359	672	83.26
13.500 - 13.999	29,364,628	172	2.94	170,725	7.588	359	668	84.87
14.000 - 14.499	4,456,496	28	0.45	159,161	7.554	359	647	78.75
14.500 - 14.999	2,130,326	11	0.21	193,666	7.648	360	573	70.66
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$82,669,199	513	8.27%	$161,149	6.869%	349	690	73.81%
November 2004	3,920,792	19	0.39	206,357	4.151	358	702	73.85
December 2004	224,250	1	0.02	224,250	3.500	358	664	74.76
January 2005	634,100	3	0.06	211,367	5.180	357	710	81.35
February 2005	1,356,203	8	0.14	169,525	4.795	357	685	77.72
March 2005	7,347,413	36	0.73	204,095	4.977	357	710	76.23
April 2005	22,805,024	113	2.28	201,814	5.080	359	709	76.53
May 2005	30,083,748	137	3.01	219,589	5.390	360	690	76.57
June 2005	5,543,850	28	0.55	197,995	5.688	360	678	73.65
August 2005	2,932,520	15	0.29	195,501	4.758	357	698	79.92
September 2005	3,562,462	17	0.36	209,557	5.256	358	686	80.00
October 2005	10,553,072	46	1.06	229,415	4.984	359	685	79.21
November 2005	6,861,147	33	0.69	207,914	5.380	360	686	75.86
December 2005	886,300	4	0.09	221,575	5.791	360	659	67.03
June 2006	171,200	1	0.02	171,200	7.750	355	657	80.00
July 2006	393,600	2	0.04	196,800	6.549	356	730	79.52
August 2006	5,328,516	32	0.53	166,516	5.986	357	688	79.17
September 2006	36,598,598	215	3.66	170,226	6.113	358	674	79.81
October 2006	240,982,655	1,280	24.10	188,268	6.009	359	676	78.47
November 2006	154,203,901	752	15.42	205,058	5.642	360	694	75.91
December 2006	24,177,680	121	2.42	199,816	5.811	360	682	74.64
April 2007	168,800	1	0.02	168,800	4.000	353	654	80.00
May 2007	1,761,164	9	0.18	195,685	4.851	354	690	80.20
June 2007	657,031	3	0.07	219,010	5.561	355	688	82.54
July 2007	765,411	4	0.08	191,353	5.876	356	651	78.57
August 2007	2,112,842	13	0.21	162,526	5.781	357	708	81.81
September 2007	26,942,720	180	2.69	149,682	6.126	358	664	79.27
October 2007	112,094,277	643	11.21	174,330	6.058	359	673	78.89

Group 1 Mortgage Loans

Next Interest Adjustment Date (Continued)

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
November 2007	$59,095,098	296	5.91%	$199,646	5.600%	360	698	74.88%
December 2007	9,254,790	52	0.93	177,977	5.769	360	694	73.66
April 2009	196,950	1	0.02	196,950	4.375	353	674	80.00
May 2009	768,000	4	0.08	192,000	5.375	354	723	78.82
June 2009	826,012	5	0.08	165,202	5.646	355	727	71.79
July 2009	700,234	3	0.07	233,411	6.196	356	674	77.26
August 2009	1,938,556	13	0.19	149,120	5.526	357	731	77.55
September 2009	7,859,981	51	0.79	154,117	6.147	358	703	83.36
October 2009	40,744,043	217	4.07	187,761	5.850	359	704	75.84
November 2009	66,233,222	333	6.62	198,899	5.648	360	699	73.55
December 2009	16,137,168	81	1.61	199,224	5.428	360	693	68.00
August 2010	255,500	1	0.03	255,500	5.000	345	803	36.50
September 2010	305,310	1	0.03	305,310	4.875	346	757	41.06
August 2011	523,920	2	0.05	261,960	6.064	357	730	79.40
September 2011	531,032	2	0.05	265,516	6.455	358	695	87.48
October 2011	1,664,203	9	0.17	184,911	5.740	359	738	65.41
November 2011	3,461,100	15	0.35	230,740	5.158	360	719	63.66
December 2011	2,059,150	11	0.21	187,195	5.166	360	715	58.92
March 2014	208,021	1	0.02	208,021	6.875	352	711	75.00
June 2014	524,628	2	0.05	262,314	5.864	355	729	82.09
July 2014	574,120	3	0.06	191,373	6.281	356	697	76.68
October 2014	428,150	2	0.04	214,075	6.935	359	672	79.53
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Two Years	$462,022,557	2,404	46.20%	$192,189	5.886%	359	682	77.53%
Three Years	213,006,009	1,202	21.30	177,210	5.911	359	680	77.65
Five Years	135,404,165	708	13.54	191,249	5.709	359	701	74.25
Seven Years	8,800,216	41	0.88	214,639	5.388	359	725	63.68
Ten Years	1,734,919	8	0.17	216,865	6.387	356	702	78.82
Six Months	96,390,598	458	9.64	210,460	5.167	359	695	76.67
N/A	82,669,199	513	8.27	161,149	6.869	349	690	73.81
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$82,669,199	513	8.27%	$161,149	6.869%	349	690	73.81%
1.000	78,629,688	374	7.86	210,240	5.215	359	697	76.04
1.500	437,197	3	0.04	145,732	7.326	360	562	59.62
2.000	24,317,487	112	2.43	217,120	5.328	359	684	80.54
3.000	751,328,188	3,994	75.13	188,114	5.842	359	684	76.53
4.000	2,507,470	14	0.25	179,105	4.881	355	711	80.25
5.000	13,652,623	76	1.37	179,640	6.141	358	706	77.92
6.000	46,485,812	248	4.65	187,443	6.016	359	704	81.16
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$82,669,199	513	8.27%	$161,149	6.869%	349	690	73.81%
1.000	846,891,557	4,457	84.69	190,014	5.785	359	686	76.59
1.500	3,144,691	18	0.31	174,705	7.214	360	567	62.65
2.000	66,663,791	343	6.67	194,355	5.746	359	700	80.80
6.000	507,225	2	0.05	253,613	4.139	359	708	79.98
18.000	151,200	1	0.02	151,200	6.375	359	696	80.00
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 1 Mortgage Loans

Range of DTI

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 5.00	$17,299,655	97	1.73%	$178,347	6.525%	355	694	77.62%
5.01 - 10.00	1,410,375	10	0.14	141,037	4.860	360	705	66.94
10.01 - 15.00	4,400,465	27	0.44	162,980	5.406	357	716	72.65
15.01 - 20.00	11,921,758	73	1.19	163,312	5.668	357	708	74.05
20.01 - 25.00	24,772,834	156	2.48	158,800	5.835	358	689	72.98
25.01 - 30.00	50,814,985	283	5.08	179,558	5.728	358	693	74.45
30.01 - 35.00	101,064,862	564	10.11	179,193	5.799	359	686	76.17
35.01 - 40.00	141,495,511	770	14.15	183,760	5.927	358	688	77.30
40.01 - 45.00	201,144,140	1,041	20.11	193,222	5.900	358	682	77.75
45.01 - 50.00	213,826,496	1,125	21.38	190,068	5.892	358	678	77.82
50.01 - 55.00	17,345,110	88	1.73	197,104	5.668	356	684	72.41
Greater than 55.00	4,101,383	20	0.41	205,069	6.096	354	667	79.05
Not Required	210,430,091	1,080	21.04	194,843	5.866	359	695	75.45
TOTAL	**$1,000,027,663**	**5,334**	**100.00%**	**$187,482**	**5.876%**	**358**	**687**	**76.60%**

Group 2 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	1,761			
Total Outstanding Balance	$670,000,785			
Average Loan Balance	$380,466	$14,590	to	$1,440,000
WA Mortgage Rate	5.860%	2.750%	to	14.125%
WA Mortgage Rate Net LPMI	5.743%	2.750%	to	14.125%
Net WAC	5.334%	2.342%	to	13.342%
ARM Characteristics				
WA Gross Margin	3.575%	1.375%	to	10.740%
WA Months to First Roll	33	0	to	119
WA Initial Rate Cap	3.000%	1.000%	to	6.000%
WA Subsequent Rate Cap	1.160%	1.000%	to	6.000%
WA Lifetime Cap	11.453%	8.750%	to	17.500%
WA Lifetime Floor	3.713%	1.375%	to	10.500%
WA Original Term (months)	359	180	to	360
WA Remaining Term (months)	358	119	to	360
WA Age (months)	1	0	to	55
WA LTV*	75.21%	9.98%	to	100.00%
WA FICO	692			
WA DTI%	25.80%			
Secured by (% of pool)				
1st Liens	97.01%			
2nd Liens	2.99%			
Prepayment Penalty at Loan Orig (% of all loans)	49.96%			
Prepay Moves Exempted				
Soft	18.68%			
Hard	49.96%			
No Prepay	31.37%			

* The combined loan-to-value ratio was used for the fixed-rate second lien loans on all Group 2 loans.

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	64.69%	SFR	61.18%	Reduced	59.60%	PUR	54.33%	Owner	77.08%	None	63.38%
FL	7.46%	PUD	17.53%	Full	21.45%	REFI/CO	37.61%	INV	20.05%	12	12.83%
VA	3.26%	CND	7.23%	SISA	6.66%	REFI	8.06%	2nd HM	2.86%	24	15.82%
NJ	2.75%	2-4 Family	13.74%	NISA	4.37%					36	5.24%
NY	2.30%	Townhouse	0.31%	NINA	4.09%					60	2.73%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Description								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
30Y LIB1M	$2,366,501	4	0.35%	$591,625	5.665%	360	752	75.61%
30Y LIB1M – IO	33,929,100	49	5.06	692,431	4.562	358	694	73.34
30Y LIB3M - IO	525,000	1	0.08	525,000	5.125	359	732	70.01
30Y LIB6M	5,617,050	15	0.84	374,470	6.115	360	679	76.66
30Y LIB6M – IO	88,844,994	185	13.26	480,243	5.184	359	697	74.16
30Y LIB12M	1,856,684	5	0.28	371,337	5.439	359	669	80.00
30Y LIB12M – IO	14,670,268	35	2.19	419,151	5.046	359	682	78.15
2/28 LIB6M	42,645,517	151	6.36	282,421	6.955	359	656	79.87
2/28 LIB6M – IO	171,030,920	393	25.53	435,193	5.756	359	684	76.40
3/27 LIB6M	15,330,686	51	2.29	300,602	6.507	359	666	81.60
3/27 LIB6M – IO	69,538,688	156	10.38	445,761	5.341	360	704	74.62
3/27 LIB12M	2,330,000	4	0.35	582,500	6.203	360	649	83.59
5/25 LIB6M	19,263,029	45	2.88	428,067	5.475	358	722	72.49
5/25 LIB6M – IO	90,099,336	182	13.45	495,051	5.255	359	710	70.53
5/25 LIB12M – IO	797,000	2	0.12	398,500	5.204	359	712	57.59
7/23 LIB6M	6,818,419	14	1.02	487,030	4.842	355	739	56.22
7/23 LIB6M – IO	19,883,300	37	2.97	537,386	4.939	356	734	62.13
7/23 LIB12M	693,753	1	0.10	693,753	6.250	357	762	73.83
10/20 LIB6M	2,008,961	3	0.30	669,654	5.562	356	767	55.38
10/20 LIB6M – IO	5,935,700	10	0.89	593,570	5.769	352	741	61.89
15 Yr Fixed	1,361,070	13	0.20	104,698	10.803	178	666	90.31
30/15 Fixed Balloon	19,283,196	177	2.88	108,945	11.245	359	678	94.94
30 Yr Fixed	48,559,152	206	7.25	235,724	7.528	355	669	79.65
30 Yr Fixed- IO	6,612,460	22	0.99	300,566	7.318	359	685	75.55
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 50,000.00	$2,265,556	63	0.34%	$35,961	10.348%	354	667	88.38%
50,000.01 - 100,000.00	9,548,738	126	1.43	75,784	9.423	350	656	86.26
100,000.01 - 150,000.00	16,013,951	127	2.39	126,094	8.704	355	656	86.81
150,000.01 - 200,000.00	16,364,369	95	2.44	172,257	9.215	353	673	89.37
200,000.01 - 250,000.00	14,705,905	65	2.19	226,245	8.744	357	667	87.59
250,000.01 - 300,000.00	10,637,751	39	1.59	272,763	9.005	359	666	87.23
300,000.01 - 350,000.00	53,777,460	159	8.03	338,223	5.785	357	691	75.81
350,000.01 - 400,000.00	110,148,163	293	16.44	375,932	5.691	359	692	76.37
400,000.01 - 450,000.00	93,806,312	221	14.00	424,463	5.583	359	699	74.99
450,000.01 - 500,000.00	91,358,339	191	13.64	478,316	5.512	359	691	74.43
500,000.01 - 550,000.00	53,743,834	102	8.02	526,900	5.391	359	694	73.75
550,000.01 - 600,000.00	42,248,808	73	6.31	578,751	5.439	359	688	73.71
600,000.01 - 650,000.00	50,953,021	81	7.60	629,050	5.358	359	706	73.35
650,000.01 - 700,000.00	27,303,393	40	4.08	682,585	4.962	359	690	70.16
700,000.01 - 750,000.00	19,171,571	26	2.86	737,368	5.199	358	708	65.51
750,000.01 - 800,000.00	7,804,350	10	1.16	780,435	5.536	357	700	74.51
800,000.01 - 850,000.00	2,446,250	3	0.37	815,417	5.297	358	738	63.61
850,000.01 - 900,000.00	7,970,715	9	1.19	885,635	5.251	356	707	67.67
900,000.01 - 950,000.00	1,861,750	2	0.28	930,875	6.056	359	732	70.78
950,000.01 - 1,000,000.00	25,634,549	26	3.83	985,944	5.376	358	696	68.49
1,000,000.01 - 1,050,000.00	1,020,000	1	0.15	1,020,000	5.250	360	676	68.92
1,050,000.01 - 1,150,000.00	3,322,500	3	0.50	1,107,500	4.879	358	699	66.46
1,150,000.01 - 1,200,000.00	1,153,500	1	0.17	1,153,500	4.990	359	774	75.00
1,200,000.01 - 1,300,000.00	2,570,000	2	0.38	1,285,000	5.243	359	745	71.83
1,350,000.01 - 1,400,000.00	2,730,000	2	0.41	1,365,000	4.245	358	698	65.00
1,400,000.01 - 1,450,000.00	1,440,000	1	0.21	1,440,000	3.990	358	674	60.00
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 50,000.00	$2,265,556	63	0.34%	$35,961	10.348%	354	667	88.38%
50,000.01 - 100,000.00	9,548,738	126	1.43	75,784	9.423	350	656	86.26
100,000.01 - 150,000.00	16,013,951	127	2.39	126,094	8.704	355	656	86.81
150,000.01 - 200,000.00	16,364,369	95	2.44	172,257	9.215	353	673	89.37
200,000.01 - 250,000.00	14,705,905	65	2.19	226,245	8.744	357	667	87.59
250,000.01 - 300,000.00	10,637,751	39	1.59	272,763	9.005	359	666	87.23
300,000.01 - 350,000.00	53,081,323	157	7.92	338,098	5.800	358	689	75.89
350,000.01 - 400,000.00	110,844,300	295	16.54	375,743	5.685	359	692	76.32
400,000.01 - 450,000.00	93,358,282	220	13.93	424,356	5.587	359	699	75.07
450,000.01 - 500,000.00	91,806,369	192	13.70	478,158	5.508	359	691	74.35
500,000.01 - 550,000.00	53,743,834	102	8.02	526,900	5.391	359	694	73.75
550,000.01 - 600,000.00	42,248,808	73	6.31	578,751	5.439	359	688	73.71
600,000.01 - 650,000.00	50,953,021	81	7.60	629,050	5.358	359	706	73.35
650,000.01 - 700,000.00	27,303,393	40	4.08	682,585	4.962	359	690	70.16
700,000.01 - 750,000.00	19,171,571	26	2.86	737,368	5.199	358	708	65.51
750,000.01 - 800,000.00	7,804,350	10	1.16	780,435	5.536	357	700	74.51
800,000.01 - 850,000.00	2,446,250	3	0.37	815,417	5.297	358	738	63.61
850,000.01 - 900,000.00	7,970,715	9	1.19	885,635	5.251	356	707	67.67
900,000.01 - 950,000.00	1,861,750	2	0.28	930,875	6.056	359	732	70.78
950,000.01 - 1,000,000.00	25,634,549	26	3.83	985,944	5.376	358	696	68.49
1,000,000.01 - 1,050,000.00	1,020,000	1	0.15	1,020,000	5.250	360	676	68.92
1,050,000.01 - 1,150,000.00	3,322,500	3	0.50	1,107,500	4.879	358	699	66.46
1,150,000.01 - 1,200,000.00	1,153,500	1	0.17	1,153,500	4.990	359	774	75.00
1,200,000.01 - 1,300,000.00	2,570,000	2	0.38	1,285,000	5.243	359	745	71.83
1,350,000.01 - 1,400,000.00	2,730,000	2	0.41	1,365,000	4.245	358	698	65.00
1,400,000.01 - 1,450,000.00	1,440,000	1	0.21	1,440,000	3.990	358	674	60.00
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

State*

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
California	$433,424,293	994	64.69%	$436,041	5.498%	359	696	73.90%
Florida	50,005,652	179	7.46	279,361	6.847	357	692	79.20
Virginia	21,830,604	62	3.26	352,107	6.061	358	686	79.56
New Jersey	18,411,385	57	2.75	323,007	6.753	357	676	79.12
New York	15,386,249	38	2.30	404,901	6.331	354	681	71.14
Nevada	15,366,916	48	2.29	320,144	6.406	359	682	79.90
Illinois	13,129,659	41	1.96	320,236	6.388	359	680	78.00
Hawaii	12,166,370	23	1.82	528,973	5.543	359	699	72.89
Maryland	11,951,002	37	1.78	323,000	6.555	358	693	77.91
Massachusetts	10,748,154	27	1.60	398,080	6.199	357	687	75.58
Arizona	10,519,422	32	1.57	328,732	6.488	359	666	79.59
Washington	7,969,169	23	1.19	346,486	6.051	359	671	70.12
Texas	7,313,249	36	1.09	203,146	7.543	359	715	83.36
Georgia	6,724,742	23	1.00	292,380	5.940	359	689	79.06
Other	35,053,920	141	5.24	248,609	6.854	357	678	76.86
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

* All States with loan concentrations less than 1% of the total Group 2 balance were placed in the other category.

Group 2 Mortgage Loans

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 20.00	$1,834,037	11	0.27%	$166,731	6.254%	346	750	19.74%
25.01 - 30.00	386,600	1	0.06	386,600	4.250	360	719	27.62
30.01 - 35.00	1,221,000	3	0.18	407,000	4.978	360	759	33.56
35.01 - 40.00	2,947,076	7	0.44	421,011	4.966	357	718	38.43
40.01 - 45.00	4,466,529	8	0.67	558,316	5.000	353	730	42.49
45.01 - 50.00	8,593,630	20	1.28	429,682	4.895	357	715	47.71
50.01 - 55.00	9,399,512	20	1.40	469,976	5.246	354	703	53.08
55.01 - 60.00	24,014,997	44	3.58	545,795	5.028	358	701	58.34
60.01 - 65.00	33,682,405	68	5.03	495,329	4.942	358	710	63.74
65.01 - 70.00	196,829,031	411	29.38	478,903	4.912	359	698	69.52
70.01 - 75.00	45,539,430	97	6.80	469,479	5.819	358	699	73.59
75.01 - 80.00	237,533,385	562	35.45	422,657	5.904	359	689	79.77
80.01 - 85.00	6,612,277	25	0.99	264,491	7.103	352	654	84.00
85.01 - 90.00	51,587,280	228	7.70	226,260	7.671	357	668	89.57
90.01 - 95.00	28,815,680	128	4.30	225,122	8.266	359	671	94.90
95.01 - 100.00	16,537,918	128	2.47	129,202	10.652	351	677	99.80
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Current Mortgage Rate

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
2.500 - 2.999	$496,000	1	0.07%	$496,000	2.750%	359	736	80.00%
3.000 - 3.499	436,000	1	0.07	436,000	3.250	359	734	80.00
3.500 - 3.999	21,751,005	41	3.25	530,512	3.779	359	715	72.03
4.000 - 4.499	52,045,350	109	7.77	477,480	4.267	359	711	65.93
4.500 - 4.999	185,052,548	369	27.62	501,497	4.738	359	705	70.04
5.000 - 5.499	85,488,195	183	12.76	467,149	5.146	359	703	72.79
5.500 - 5.999	83,108,540	172	12.40	483,189	5.704	358	699	74.09
6.000 - 6.499	40,093,518	85	5.98	471,688	6.235	359	683	78.70
6.500 - 6.999	78,150,716	182	11.66	429,400	6.664	357	676	78.83
7.000 - 7.499	30,653,087	74	4.58	414,231	7.159	359	660	80.38
7.500 - 7.999	15,671,675	47	2.34	333,440	7.632	359	677	83.95
8.000 - 8.499	23,176,189	129	3.46	179,660	8.183	358	664	86.05
8.500 - 8.999	21,740,279	119	3.24	182,691	8.668	358	654	87.97
9.000 - 9.499	8,580,235	53	1.28	161,891	9.149	355	644	88.59
9.500 - 9.999	4,982,901	44	0.74	113,248	9.700	351	642	91.60
10.000 - 10.499	2,714,060	23	0.41	118,003	10.225	359	665	92.24
10.500 - 10.999	3,679,609	36	0.55	102,211	10.698	341	690	91.40
11.000 - 11.499	2,321,245	17	0.35	136,544	11.200	359	696	97.10
11.500 - 11.999	2,984,390	30	0.45	99,480	11.755	348	675	90.26
12.000 - 12.499	4,846,701	30	0.72	161,557	12.132	352	666	98.20
12.500 - 12.999	1,186,643	6	0.18	197,774	12.684	360	663	99.06
13.000 - 13.499	187,703	2	0.03	93,852	13.300	358	637	99.35
13.500 - 13.999	639,607	7	0.10	91,372	13.786	319	637	99.78
14.000 - 14.499	14,590	1	0.00	14,590	14.125	119	620	98.35
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Single Family Residence	$409,919,352	1,090	61.18%	$376,073	5.873%	358	690	75.17%
Planned Unit Development	117,471,111	299	17.53	392,880	5.865	358	688	76.54
Condominium	48,425,895	135	7.23	358,710	5.956	358	706	76.57
2-4 Family Unit	92,073,951	224	13.74	411,044	5.709	359	700	72.84
Townhouse	2,110,477	13	0.31	162,344	7.348	348	666	81.78
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$363,982,911	992	54.33%	$366,918	6.007%	359	700	78.05%
Refinance Cash Out	252,000,900	652	37.61	386,504	5.773	358	679	72.52
Refinance Rate Term	54,016,974	117	8.06	461,684	5.272	357	704	68.68
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Owner Occupied	$516,464,870	1,318	77.08%	$391,855	5.875%	358	688	75.65%
Investment	134,342,798	382	20.05	351,683	5.737	359	706	73.21
Second Home	19,193,116	61	2.86	314,641	6.313	357	707	77.44
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1 - 120	$14,590	1	0.00%	$14,590	14.125%	119	620	98.35%
121 - 180	1,346,480	12	0.20	112,207	10.767	179	666	90.23
181 - 240	1,567,185	7	0.23	223,884	7.284	239	673	76.18
241 - 360	667,072,530	1,741	99.56	383,155	5.846	359	692	75.18
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Reduced	$399,293,046	1,040	59.60%	$383,936	5.841%	358	691	75.11%
Full	143,695,692	346	21.45	415,305	5.207	358	706	72.64
NINA	27,424,235	90	4.09	304,714	6.721	359	694	78.80
No Ratio	19,753,848	55	2.95	359,161	6.562	359	692	79.83
NISA	29,270,280	104	4.37	281,445	7.408	359	683	82.90
SISA	44,594,113	111	6.66	401,749	6.212	357	672	74.31
NAV	5,969,569	15	0.89	397,971	6.319	359	657	81.16
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 500	$1,224,158	4	0.18%	$306,039	6.146%	359	0	75.20%
501 - 520	689,017	3	0.10	229,672	9.029	360	511	72.55
521 - 540	862,754	5	0.13	172,551	8.404	358	525	71.91
541 - 560	1,093,502	7	0.16	156,215	8.784	359	551	69.37
561 - 580	3,088,703	15	0.46	205,914	8.290	359	572	71.92
581 - 600	3,738,070	12	0.56	311,506	7.630	359	594	80.95
601 - 620	21,388,681	62	3.19	344,979	6.767	358	613	78.62
621 - 640	62,574,202	194	9.34	322,547	6.579	359	632	78.87
641 - 660	99,089,459	329	14.79	301,184	6.603	357	651	78.34
661 - 680	102,752,415	259	15.34	396,727	5.921	359	670	77.41
681 - 700	101,077,861	254	15.09	397,944	5.575	358	690	74.84
701 - 720	77,151,372	179	11.52	431,013	5.427	359	710	73.50
721 - 740	68,981,222	159	10.30	433,844	5.308	359	730	72.13
741 - 760	56,572,715	129	8.44	438,548	5.404	358	751	72.32
761 - 780	46,268,639	100	6.91	462,686	5.268	357	770	71.32
781 - 800	20,916,365	45	3.12	464,808	5.305	358	788	70.33
801 - 820	2,531,650	5	0.38	506,330	5.338	359	808	71.40
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$424,649,804	1,066	63.38%	$398,358	5.855%	358	696	75.02%
12 months	85,935,768	226	12.83	380,247	5.705	359	695	74.34
24 months	106,012,471	278	15.82	381,340	5.897	358	679	76.28
36 months	35,106,376	113	5.24	310,676	6.255	357	679	77.92
60 months	18,296,367	78	2.73	234,569	5.722	359	701	72.33
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$75,815,878	418	11.32%	$181,378	8.514%	353	673	83.37%
0	30,646,500	42	4.57	729,679	4.605	358	691	73.34
1 - 12	116,513,097	251	17.39	464,196	5.201	359	695	74.97
13 - 18	1,300,000	2	0.19	650,000	4.875	357	748	64.33
19 - 24	196,950,869	500	29.40	393,902	6.011	359	678	77.35
25 - 31	17,164,688	45	2.56	381,438	5.769	360	679	74.60
32 - 49	86,110,255	209	12.85	412,011	5.576	360	696	76.00
50 - 55	9,278,278	19	1.38	488,330	4.943	355	745	72.78
56 - 73	106,864,188	221	15.95	483,548	5.314	358	712	69.59
80 +	29,357,032	54	4.38	543,649	5.123	358	735	62.46
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.000 - 1.249	$75,815,878	418	11.32%	$181,378	8.514%	353	673	83.37%
1.250 - 1.499	496,000	1	0.07	496,000	2.750	359	736	80.00
1.500 - 1.749	1,275,000	2	0.19	637,500	4.904	359	737	61.50
1.750 - 1.999	977,505	2	0.15	488,753	3.555	359	664	80.00
2.000 - 2.249	2,088,150	4	0.31	522,038	4.163	358	743	76.27
2.250 - 2.499	98,701,950	189	14.73	522,233	5.333	357	726	70.92
2.500 - 2.749	8,127,285	14	1.21	580,520	5.307	359	710	68.29
2.750 - 2.999	43,227,239	67	6.45	645,183	4.859	359	704	72.03
3.000 - 3.249	42,162,532	88	6.29	479,120	5.032	359	695	76.26
3.250 - 3.499	97,736,363	211	14.59	463,206	5.024	360	737	70.04
3.500 - 3.749	73,254,491	157	10.93	466,589	5.329	360	685	74.84
3.750 - 3.999	127,181,574	298	18.98	426,784	5.417	360	671	72.96
4.000 - 4.249	5,020,932	13	0.75	386,226	6.477	359	685	80.66
4.250 - 4.499	6,164,536	18	0.92	342,474	6.138	360	635	74.66
4.500 - 4.749	3,862,915	14	0.58	275,922	6.923	360	661	75.45
4.750 - 4.999	2,713,898	8	0.41	339,237	5.546	359	682	79.91
5.000 - 5.249	14,698,299	46	2.19	319,528	7.032	359	670	83.03
5.250 - 5.499	6,327,895	24	0.94	263,662	7.282	359	667	85.57
5.500 - 5.749	6,977,099	27	1.04	258,411	7.671	359	645	87.01
5.750 - 5.999	16,178,928	43	2.41	376,254	7.155	359	660	80.43
6.000 - 6.249	12,700,409	33	1.90	384,861	6.647	359	648	86.37
6.250 - 6.499	12,688,281	32	1.89	396,509	7.257	359	619	86.60
6.500 - 6.749	2,733,271	10	0.41	273,327	7.292	359	661	86.30
6.750 - 6.999	1,747,717	7	0.26	249,674	7.683	359	672	82.45
7.000 - 7.249	1,994,067	8	0.30	249,258	8.007	359	655	85.89
7.250 - 7.499	935,378	4	0.14	233,845	8.072	359	666	85.37
7.500 - 7.749	815,459	4	0.12	203,865	8.273	359	597	59.42
7.750 - 7.999	115,768	1	0.02	115,768	8.040	358	650	87.22
8.000 - 8.249	845,048	8	0.13	105,631	8.361	358	648	88.71
8.250 - 8.499	708,310	3	0.11	236,103	8.525	360	672	92.49
8.500 - 8.749	653,892	3	0.10	217,964	8.795	360	636	94.59
8.750 - 8.999	78,986	1	0.01	78,986	9.100	357	617	90.00
9.000 +	995,730	3	0.15	331,910	7.319	359	652	86.29
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
<= 8.499	$75,815,878	418	11.32%	$181,378	8.514%	353	673	83.37%
8.500 - 8.999	496,000	1	0.07	496,000	2.750	359	736	80.00
9.000 - 9.499	1,387,936	3	0.21	462,645	3.987	358	731	76.81
9.500 - 9.999	56,641,347	93	8.45	609,047	4.457	358	711	72.98
10.000 - 10.499	53,564,937	113	7.99	474,026	4.374	359	712	66.65
10.500 - 10.999	164,576,424	343	24.56	479,815	4.767	359	706	69.41
11.000 - 11.999	153,913,832	323	22.97	476,513	5.448	359	699	73.41
12.000 - 12.499	33,824,495	72	5.05	469,785	6.199	359	676	80.89
12.500 - 12.999	60,295,864	135	9.00	446,636	6.634	359	670	80.42
13.000 - 13.499	19,708,062	44	2.94	447,911	7.141	359	666	82.42
13.500 - 13.999	11,498,195	30	1.72	383,273	7.571	359	684	83.57
14.000 - 14.499	13,586,124	64	2.03	212,283	7.954	359	672	87.27
14.500 - 14.999	14,770,966	71	2.20	208,042	8.596	359	659	88.44
15.000 - 15.499	4,671,762	26	0.70	179,683	8.948	359	648	87.88
15.500 - 15.999	2,663,154	12	0.40	221,929	9.197	359	605	83.86
16.000 - 16.499	2,061,358	9	0.31	229,040	9.617	359	595	80.45
16.500 - 16.999	454,480	3	0.07	151,493	9.984	360	593	73.09
17.000 - 17.999	69,972	1	0.01	69,972	10.500	360	511	73.69
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$75,815,878	418	11.32%	$181,378	8.514%	353	673	83.37%
November 2004	30,646,500	42	4.57	729,679	4.605	358	691	73.34
December 2004	804,600	2	0.12	402,300	4.164	358	703	90.00
January 2005	2,423,301	5	0.36	484,660	4.322	359	722	77.00
February 2005	5,925,120	12	0.88	493,760	4.994	358	729	69.67
March 2005	9,105,560	20	1.36	455,278	4.876	358	700	74.22
April 2005	30,182,784	60	4.50	503,046	5.002	359	700	73.64
May 2005	45,020,260	97	6.72	464,126	5.486	360	695	74.73
June 2005	7,174,520	16	1.07	448,408	5.422	360	669	75.44
August 2005	1,593,600	4	0.24	398,400	5.128	357	659	80.00
September 2005	2,281,155	6	0.34	380,192	5.598	358	668	79.83
October 2005	6,645,943	16	0.99	415,371	4.995	359	672	79.95
November 2005	5,356,254	13	0.80	412,020	5.068	360	697	78.19
December 2005	650,000	1	0.10	650,000	4.375	360	737	54.17
May 2006	650,000	1	0.10	650,000	5.375	354	759	74.49
June 2006	278,910	1	0.04	278,910	6.250	355	675	90.00
July 2006	825,648	3	0.12	275,216	7.328	356	679	84.19
August 2006	3,429,501	9	0.51	381,056	7.511	357	700	81.92
September 2006	12,879,613	37	1.92	348,098	6.276	358	675	78.01
October 2006	102,823,473	244	15.35	421,408	5.929	359	673	78.01
November 2006	76,713,723	206	11.45	372,397	5.995	360	684	76.01
December 2006	16,075,569	43	2.40	373,850	5.820	360	675	74.03
May 2007	600,000	1	0.09	600,000	4.500	354	762	79.05
June 2007	489,119	1	0.07	489,119	5.650	355	692	87.62
July 2007	504,653	1	0.08	504,653	6.950	356	684	87.68
August 2007	1,172,648	4	0.18	293,162	6.749	357	687	86.60
September 2007	4,032,011	13	0.60	310,155	6.393	358	679	76.80
October 2007	28,374,813	65	4.24	436,536	5.789	359	688	75.67

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Next Interest Adjustment Date (Continued)

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
November 2007	$45,918,280	110	6.85%	$417,439	5.323%	360	704	76.04%
December 2007	6,107,850	16	0.91	381,741	5.606	360	678	73.77
May 2009	2,291,051	4	0.34	572,763	4.672	354	754	72.37
June 2009	6,987,227	15	1.04	465,815	5.032	355	742	72.92
July 2009	3,343,123	6	0.50	557,187	5.556	356	761	73.36
August 2009	2,969,550	7	0.44	424,221	5.636	357	727	78.05
September 2009	5,490,557	11	0.82	499,142	6.448	354	681	74.08
October 2009	33,063,176	63	4.93	524,812	5.501	359	708	71.21
November 2009	44,577,231	95	6.65	469,234	5.164	360	709	69.45
December 2009	12,337,450	29	1.84	425,429	4.836	360	708	68.24
January 2010	760,000	1	0.11	760,000	5.620	338	789	64.69
March 2010	401,658	1	0.06	401,658	5.750	340	780	19.62
June 2010	355,743	1	0.05	355,743	5.500	343	758	80.00
July 2010	1,065,000	2	0.16	532,500	5.079	344	727	66.28
August 2010	1,500,700	4	0.22	375,175	4.720	345	750	56.44
September 2010	1,000,000	1	0.15	1,000,000	4.375	346	764	20.00
July 2011	1,137,894	2	0.17	568,947	5.634	337	749	60.48
August 2011	1,693,753	2	0.25	846,877	5.364	357	763	73.18
September 2011	708,000	1	0.11	708,000	6.375	358	781	80.00
October 2011	2,030,477	4	0.30	507,619	5.056	359	723	58.12
November 2011	13,642,246	27	2.04	505,268	4.759	360	728	62.86
December 2011	2,810,000	6	0.42	468,333	4.727	360	711	55.73
May 2014	835,000	1	0.12	835,000	5.750	354	741	69.59
June 2014	2,973,561	6	0.44	495,593	5.606	355	740	58.62
July 2014	2,078,601	3	0.31	692,867	5.631	356	759	53.42
August 2014	498,750	1	0.07	498,750	6.125	357	652	75.00
October 2014	948,750	1	0.14	948,750	5.990	359	805	75.00
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 2 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Two Years	$213,676,438	544	31.89%	$392,788	5.995%	359	678	77.09%
Three Years	87,199,374	211	13.01	413,267	5.569	359	696	76.09
Five Years	110,159,365	229	16.44	481,045	5.294	359	712	70.78
Seven Years	27,395,472	52	4.09	526,836	4.948	356	736	60.95
Ten Years	7,944,661	13	1.19	611,128	5.717	353	748	60.24
Six Months	147,809,597	294	22.06	502,754	5.074	359	694	74.55
N/A	75,815,878	418	11.32	181,378	8.514	353	673	83.37
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$75,815,878	418	11.32%	$181,378	8.514%	353	673	83.37%
1.000	130,998,709	253	19.55	517,781	5.072	359	696	74.09
1.500	248,000	1	0.04	248,000	7.500	360	577	80.00
2.000	18,505,352	44	2.76	420,576	5.327	359	676	80.61
3.000	339,442,399	842	50.66	403,138	5.713	359	687	74.33
4.000	336,000	1	0.05	336,000	5.625	357	670	80.00
5.000	33,469,264	66	5.00	507,110	5.379	358	723	72.56
6.000	71,185,183	136	10.62	523,420	5.543	357	719	72.61
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$75,815,878	418	11.32%	$181,378	8.514%	353	673	83.37%
1.000	498,861,774	1,141	74.46	437,215	5.506	359	693	74.27
1.500	4,071,512	19	0.61	214,290	8.525	359	553	71.02
2.000	90,732,904	182	13.54	498,532	5.468	357	710	73.77
6.000	518,717	1	0.08	518,717	6.250	358	630	74.99
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 2 Mortgage Loans

Range of DTI								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 5.00	$15,873,444	54	2.37%	$293,953	6.365%	357	700	75.57%
5.01 - 10.00	1,630,000	3	0.24	543,333	5.117	345	726	54.78
10.01 - 15.00	5,023,194	11	0.75	456,654	5.493	358	698	72.66
15.01 - 20.00	9,102,641	20	1.36	455,132	5.226	357	721	70.47
20.01 - 25.00	23,385,157	57	3.49	410,266	5.349	357	707	71.16
25.01 - 30.00	46,366,880	107	6.92	433,335	5.399	357	706	71.46
30.01 - 35.00	52,428,981	143	7.83	366,636	5.633	357	700	74.54
35.01 - 40.00	103,895,571	253	15.51	410,654	5.668	358	696	75.23
40.01 - 45.00	109,393,290	292	16.33	374,635	5.889	358	690	76.79
45.01 - 50.00	89,820,439	268	13.41	335,151	6.221	359	680	78.41
50.01 - 55.00	9,333,871	27	1.39	345,699	5.560	359	666	70.88
Greater than 55.00	1,402,610	13	0.21	107,893	8.668	349	654	83.02
Not Required	202,344,706	513	30.20	394,434	6.004	359	690	74.99
TOTAL	**$670,000,785**	**1,761**	**100.00%**	**$380,466**	**5.860%**	**358**	**692**	**75.21%**

Group 3 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	587			
Total Outstanding Balance	$250,725,043			
Average Loan Balance	$427,130	$68,357	to	$1,000,000
WA Mortgage Rate	5.884%	5.125%	to	8.625%
WA Mortgage Rate Net LPMI	5.714%	5.125%	to	6.400%
Net WAC	5.312%	4.752%	to	5.992%
ARM Characteristics				
WA Gross Margin	4.127%	2.250%	to	7.940%
WA Months to First Roll	31	2	to	118
WA Initial Rate Cap	2.913%	1.000%	to	6.000%
WA Subsequent Rate Cap	1.025%	1.000%	to	2.000%
WA Lifetime Cap	11.849%	9.999%	to	14.625%
WA Lifetime Floor	4.221%	2.250%	to	8.115%
WA Original Term (months)	359	180	to	360
WA Remaining Term (months)	358	177	to	360
WA Age (months)	1	0	to	5
WA LTV*	78.04%	37.84%	to	100.00%
WA FICO	688			
WA DTI%	32.92%			
Secured by (% of pool)				
1st Liens	100.00%			
Prepayment Penalty at Loan Orig (% of all loans)	56.27%			
Prepay Moves Exempted				
Soft	17.97%			
Hard	56.27%			
No Prepay	25.75%			

* The combined loan-to-value ratio was used for the fixed-rate second lien loans on all Group 3 loans.

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	73.37%	SFR	69.87%	Reduced	66.46%	PUR	63.95%	Owner	90.17%	None	44.74%
VA	4.95%	PUD	15.64%	Full	17.65%	REFI/CO	28.80%	INV	7.56%	12	15.45%
FL	4.31%	CND	6.99%	NISA	5.71%	REFI	7.25%	2nd HM	2.27%	24	29.29%
NV	2.03%	2-4 Family	7.50%	No Ratio	4.47%					36	8.11%
MD	1.75%			NAV	3.88%					60	2.41%

Group 3 Mortgage Loans

Description

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
30Y LIB1M	$349,153	1	0.14%	$349,153	7.250%	359	758	90.00%
30Y LIB6M	3,334,128	8	1.33	416,766	6.087	359	652	80.60
30Y LIB6M – IO	14,503,628	34	5.78	426,577	5.848	360	684	79.99
30Y LIB12M	360,756	1	0.14	360,756	5.625	360	670	80.00
30Y LIB12M - IO	4,395,130	11	1.75	399,557	5.712	360	723	79.18
2/28 LIB6M	19,172,994	51	7.65	375,941	6.118	359	665	79.42
2/28 LIB6M – IO	115,202,121	263	45.95	438,031	5.982	359	686	80.71
3/27 LIB6M	7,623,298	20	3.04	381,165	6.108	359	672	78.17
3/27 LIB6M – IO	29,389,597	62	11.72	474,026	5.660	359	691	75.68
5/25 LIB6M	11,126,628	28	4.44	397,380	5.670	359	678	76.36
5/25 LIB6M – IO	30,653,138	71	12.23	431,734	5.605	360	695	72.24
7/23 LIB6M	793,379	2	0.32	396,689	5.625	360	722	69.65
7/23 LIB6M – IO	1,649,500	4	0.66	412,375	5.645	359	687	70.27
10/20 LIB6M – IO	640,000	1	0.26	640,000	6.125	358	736	79.01
15 Yr Fixed	845,694	3	0.34	281,898	5.545	179	664	72.02
30 Yr Fixed	10,335,900	26	4.12	397,535	5.967	353	736	69.42
30 Yr Fixed- IO	350,000	1	0.14	350,000	5.875	360	745	70.00
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
50,000.01 - 100,000.00	$502,955	6	0.20%	$83,826	6.907%	359	660	88.85%
100,000.01 - 150,000.00	2,148,515	17	0.86	126,383	6.533	348	666	78.45
150,000.01 - 200,000.00	1,672,918	10	0.67	167,292	7.158	359	668	88.64
200,000.01 - 250,000.00	1,998,502	9	0.80	222,056	6.401	359	696	81.83
250,000.01 - 300,000.00	1,919,537	7	0.77	274,220	6.947	359	643	82.37
300,000.01 - 350,000.00	27,837,682	82	11.10	339,484	5.931	357	690	78.33
350,000.01 - 400,000.00	66,069,293	175	26.35	377,539	5.828	358	689	79.73
400,000.01 - 450,000.00	30,543,390	72	12.18	424,214	5.871	359	689	78.78
450,000.01 - 500,000.00	34,400,563	72	13.72	477,786	5.789	359	697	76.68
500,000.01 - 550,000.00	21,989,399	42	8.77	523,557	5.763	359	685	77.89
550,000.01 - 600,000.00	22,388,375	39	8.93	574,061	5.870	359	689	76.36
600,000.01 - 650,000.00	15,688,860	25	6.26	627,554	5.989	359	690	78.27
650,000.01 - 700,000.00	5,476,050	8	2.18	684,506	5.754	360	681	74.12
700,000.01 - 750,000.00	10,955,078	15	4.37	730,339	6.207	359	661	77.00
750,000.01 - 800,000.00	1,526,000	2	0.61	763,000	5.562	359	670	69.64
800,000.01 - 850,000.00	1,688,800	2	0.67	844,400	5.877	359	729	75.03
900,000.01 - 950,000.00	926,000	1	0.37	926,000	5.500	357	675	66.14
950,000.01 - 1,000,000.00	2,993,127	3	1.19	997,709	5.292	359	696	65.98
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
50,000.01 - 100,000.00	$502,955	6	0.20%	$83,826	6.907%	359	660	88.85%
100,000.01 - 150,000.00	2,148,515	17	0.86	126,383	6.533	348	666	78.45
150,000.01 - 200,000.00	1,672,918	10	0.67	167,292	7.158	359	668	88.64
200,000.01 - 250,000.00	1,998,502	9	0.80	222,056	6.401	359	696	81.83
250,000.01 - 300,000.00	1,919,537	7	0.77	274,220	6.947	359	643	82.37
300,000.01 - 350,000.00	27,138,084	80	10.82	339,226	5.919	357	690	77.96
350,000.01 - 400,000.00	66,369,180	176	26.47	377,098	5.828	358	689	79.80
400,000.01 - 450,000.00	30,943,101	73	12.34	423,878	5.883	358	689	78.92
450,000.01 - 500,000.00	34,400,563	72	13.72	477,786	5.789	359	697	76.68
500,000.01 - 550,000.00	21,989,399	42	8.77	523,557	5.763	359	685	77.89
550,000.01 - 600,000.00	22,388,375	39	8.93	574,061	5.870	359	689	76.36
600,000.01 - 650,000.00	15,688,860	25	6.26	627,554	5.989	359	690	78.27
650,000.01 - 700,000.00	5,476,050	8	2.18	684,506	5.754	360	681	74.12
700,000.01 - 750,000.00	10,955,078	15	4.37	730,339	6.207	359	661	77.00
750,000.01 - 800,000.00	1,526,000	2	0.61	763,000	5.562	359	670	69.64
800,000.01 - 850,000.00	1,688,800	2	0.67	844,400	5.877	359	729	75.03
900,000.01 - 950,000.00	926,000	1	0.37	926,000	5.500	357	675	66.14
950,000.01 - 1,000,000.00	2,993,127	3	1.19	997,709	5.292	359	696	65.98
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

State*

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
California	$183,945,559	413	73.37%	$445,389	5.851%	359	686	78.22%
Virginia	12,419,941	29	4.95	428,274	5.674	359	708	75.92
Florida	10,803,195	32	4.31	337,600	6.103	359	689	78.30
Nevada	5,100,377	13	2.03	392,337	5.679	359	688	75.46
Maryland	4,392,108	11	1.75	399,283	5.874	358	705	80.19
Massachusetts	4,274,485	11	1.70	388,590	6.118	343	713	75.18
New York	4,003,591	7	1.60	571,942	6.002	344	681	70.19
Arizona	3,717,538	12	1.48	309,795	6.117	359	678	82.43
Illinois	3,406,577	9	1.36	378,509	6.062	359	702	84.23
New Jersey	3,120,073	9	1.24	346,675	6.775	359	676	85.34
Other	15,541,599	41	6.20	379,063	5.983	354	682	76.64
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

* All States with loan concentrations less than 1% of the total Group 2 balance were placed in the other category.

Group 3 Mortgage Loans

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
35.01 - 40.00	$899,568	2	0.36%	$449,784	5.986%	356	741	37.94%
50.01 - 55.00	3,161,397	7	1.26	451,628	5.613	360	670	52.53
55.01 - 60.00	4,086,423	9	1.63	454,047	5.817	359	691	57.65
60.01 - 65.00	5,945,989	11	2.37	540,544	5.459	349	682	63.25
65.01 - 70.00	52,464,322	111	20.93	472,652	5.487	359	688	69.48
70.01 - 75.00	4,416,012	10	1.76	441,601	5.670	358	706	73.72
75.01 - 80.00	135,467,162	325	54.03	416,822	5.784	359	692	79.78
80.01 - 85.00	9,975,318	22	3.98	453,424	6.491	359	676	83.99
85.01 - 90.00	23,172,600	57	9.24	406,537	6.853	357	666	89.65
90.01 - 95.00	10,090,326	30	4.02	336,344	6.848	358	684	94.84
95.01 - 100.00	1,045,926	3	0.42	348,642	6.390	358	704	100.00
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Current Mortgage Rate

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
5.000 - 5.499	$58,961,683	127	23.52%	$464,265	5.301%	358	692	73.54%
5.500 - 5.999	104,480,414	247	41.67	422,998	5.701	358	690	76.49
6.000 - 6.499	58,976,301	141	23.52	418,272	6.188	359	694	79.52
6.500 - 6.999	15,674,503	33	6.25	474,985	6.770	356	675	89.23
7.000 - 7.499	6,588,753	14	2.63	470,625	7.212	359	641	90.37
7.500 - 7.999	2,165,573	4	0.86	541,393	7.583	359	620	91.66
8.000 - 8.499	3,029,960	17	1.21	178,233	8.175	359	632	91.25
8.500 - 8.999	847,856	4	0.34	211,964	8.517	359	629	94.31
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Single Family Residence	$175,169,106	413	69.87%	$424,138	5.862%	358	687	78.49%
Planned Unit Development	39,224,931	89	15.64	440,730	5.936	359	684	78.58
Condominium	17,516,605	46	6.99	380,796	5.929	359	700	78.52
2-4 Family Unit	18,814,402	39	7.50	482,421	5.934	359	693	72.32
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$160,327,037	379	63.95%	$423,026	5.835%	359	697	78.99%
Refinance Cash Out	72,213,873	168	28.80	429,844	6.011	357	670	77.18
Refinance Rate Term	18,184,134	40	7.25	454,603	5.807	355	682	73.03
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Owner Occupied	$226,071,129	523	90.17%	$432,258	5.889%	358	686	78.55%
Investment	18,956,894	47	7.56	403,338	5.871	360	709	72.94
Second Home	5,697,021	17	2.27	335,119	5.724	359	711	74.73
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
121 - 180	$845,694	3	0.34%	$281,898	5.545%	179	664	72.02%
181 - 240	399,711	1	0.16	399,711	6.790	239	667	90.00
241 - 360	249,479,638	583	99.50	427,924	5.883	359	688	78.04
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Reduced	$166,638,359	385	66.46%	$432,827	5.874%	358	690	77.88%
Full	44,250,605	102	17.65	433,829	5.821	358	685	78.88
NINA	3,698,748	11	1.48	336,250	6.105	359	683	80.54
No Ratio	11,204,450	28	4.47	400,159	5.915	360	698	77.38
NISA	14,328,063	35	5.71	409,373	6.076	359	694	77.61
SISA	889,169	3	0.35	296,390	7.175	359	608	70.22
NAV	9,715,648	23	3.88	422,419	5.816	359	661	78.15
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
581 - 600	$1,463,955	3	0.58%	$487,985	6.902%	359	599	82.66%
601 - 620	12,442,807	29	4.96	429,062	6.382	359	612	79.90
621 - 640	21,411,405	56	8.54	382,347	6.197	358	629	79.65
641 - 660	43,379,428	100	17.30	433,794	5.907	358	650	76.80
661 - 680	41,056,330	93	16.38	441,466	5.879	358	670	77.66
681 - 700	36,399,060	87	14.52	418,380	5.759	357	690	79.12
701 - 720	33,187,190	79	13.24	420,091	5.720	359	710	77.91
721 - 740	25,622,089	58	10.22	441,760	5.739	359	729	78.51
741 - 760	15,502,404	36	6.18	430,622	5.942	359	752	79.30
761 - 780	10,633,525	24	4.24	443,064	5.750	359	769	76.10
781 - 800	8,460,382	20	3.37	423,019	5.847	358	787	74.14
801 - 820	1,166,467	2	0.47	583,233	5.250	356	802	71.61
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$112,181,490	251	44.74%	$446,938	5.810%	358	695	75.80%
12 months	38,726,214	90	15.45	430,291	5.769	359	691	79.27
24 months	73,444,000	172	29.29	427,000	6.096	359	678	81.50
36 months	20,334,980	47	8.11	432,659	5.786	357	681	76.59
60 months	6,038,359	27	2.41	223,643	5.735	355	682	74.66
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 3 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$11,531,594	30	4.60%	$384,386	5.933%	340	731	69.63%
1 - 12	22,942,795	55	9.15	417,142	5.874	359	688	80.07
19 - 24	129,069,634	302	51.48	427,383	6.011	359	683	80.62
25 - 31	5,305,480	12	2.12	442,123	5.785	360	684	78.36
32 - 49	37,012,895	82	14.76	451,377	5.753	359	687	76.19
56 - 73	41,779,766	99	16.66	422,018	5.622	360	691	73.34
80 +	3,082,879	7	1.23	440,411	5.740	359	706	71.93
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.000 - 1.249	$11,531,594	30	4.60%	$384,386	5.933%	340	731	69.63%
2.250 - 2.499	8,725,254	15	3.48	581,684	5.675	359	717	75.82
2.750 - 2.999	1,730,405	3	0.69	576,802	6.273	359	760	85.09
3.000 - 3.249	5,349,799	13	2.13	411,523	5.853	359	717	80.10
3.250 - 3.499	39,050,007	92	15.57	424,457	5.725	359	744	77.47
3.500 - 3.749	29,718,536	75	11.85	396,247	5.777	359	694	79.95
3.750 - 3.999	89,014,302	205	35.50	434,216	5.634	359	667	74.56
4.000 - 4.249	1,406,887	3	0.56	468,962	5.691	359	629	80.00
4.250 - 4.499	4,523,836	10	1.80	452,384	6.101	360	637	74.85
4.750 - 4.999	213,000	1	0.08	213,000	5.625	360	618	68.71
5.000 - 5.249	5,292,140	14	2.11	378,010	5.985	359	675	79.33
5.250 - 5.499	2,179,026	5	0.87	435,805	5.647	359	695	77.75
5.500 - 5.749	8,723,960	23	3.48	379,303	6.083	359	665	80.72
5.750 - 5.999	14,811,827	35	5.91	423,195	6.112	359	690	82.01
6.000 - 6.249	17,782,628	38	7.09	467,964	6.611	359	659	86.83
6.250 - 6.499	9,085,573	20	3.62	454,279	7.103	359	646	91.27
6.500 - 6.749	1,085,453	2	0.43	542,727	7.157	359	601	88.34
7.000 - 7.249	233,843	1	0.09	233,843	8.000	360	640	90.00
7.500 - 7.799	266,974	2	0.11	133,487	8.082	359	637	90.00
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 3 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
<= 8.499	$11,531,594	30	4.60%	$384,386	5.933%	340	731	69.63%
9.500 - 9.999	349,153	1	0.14	349,153	7.250	359	758	90.00
10.000 - 10.499	608,000	1	0.24	608,000	5.375	360	737	80.00
10.500 - 10.999	2,994,100	6	1.19	499,017	5.653	358	700	74.92
11.000 - 11.999	157,071,364	359	62.65	437,525	5.572	359	690	75.98
12.000 - 12.499	51,084,148	123	20.37	415,318	6.191	359	690	80.41
12.500 - 12.999	14,949,836	31	5.96	482,253	6.741	359	670	88.09
13.000 - 13.499	6,267,200	13	2.50	482,092	7.139	359	637	89.74
13.500 - 13.999	2,165,573	4	0.86	541,393	7.583	359	620	91.66
14.000 - 14.499	2,856,220	15	1.14	190,415	8.167	359	631	91.02
14.500 - 14.999	847,856	4	0.34	211,964	8.517	359	629	94.31
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 3 Mortgage Loans

Next Interest Adjustment Date								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$11,531,594	30	4.60%	$384,386	5.933%	340	731	69.63%
January 2005	349,153	1	0.14	349,153	7.250	359	758	90.00
February 2005	842,250	2	0.34	421,125	6.133	357	700	87.02
March 2005	1,007,311	3	0.40	335,770	6.119	358	628	82.67
April 2005	4,926,741	11	1.96	447,886	5.908	359	668	80.05
May 2005	10,653,704	25	4.25	426,148	5.855	360	685	79.73
June 2005	407,750	1	0.16	407,750	5.625	360	710	69.71
September 2005	408,000	1	0.16	408,000	5.750	358	698	80.00
October 2005	1,265,000	3	0.50	421,667	5.856	359	725	79.91
November 2005	3,082,886	8	1.23	385,361	5.637	360	720	78.87
June 2006	460,000	1	0.18	460,000	5.750	355	797	80.00
July 2006	407,200	1	0.16	407,200	5.875	356	676	80.00
August 2006	1,502,625	4	0.60	375,656	5.997	357	660	79.58
September 2006	9,507,627	24	3.79	396,151	6.241	358	683	83.69
October 2006	75,545,563	174	30.13	434,170	6.111	359	679	82.40
November 2006	41,646,619	98	16.61	424,966	5.780	360	690	76.73
December 2006	5,305,480	12	2.12	442,123	5.785	360	684	78.36
August 2007	3,159,506	7	1.26	451,358	6.007	357	682	74.97
September 2007	5,291,500	12	2.11	440,958	5.951	358	708	80.02
October 2007	15,377,964	36	6.13	427,166	5.710	359	689	77.03
November 2007	11,499,926	23	4.59	499,997	5.666	360	676	73.46
December 2007	1,684,000	4	0.67	421,000	5.631	360	697	77.49
August 2009	392,604	1	0.16	392,604	6.625	357	670	94.94
September 2009	3,276,517	7	1.31	468,074	5.752	358	718	74.03
October 2009	12,817,958	31	5.11	413,483	5.670	359	702	76.29
November 2009	21,913,887	51	8.74	429,684	5.557	360	685	72.11
December 2009	3,378,800	9	1.35	375,422	5.622	360	661	66.91
October 2011	957,500	2	0.38	478,750	5.750	359	654	73.61
November 2011	1,272,379	3	0.51	424,126	5.557	360	746	67.64
December 2011	213,000	1	0.08	213,000	5.625	360	618	68.71
September 2014	640,000	1	0.26	640,000	6.125	358	736	79.01
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Two Years	$134,375,114	314	53.59%	$427,946	6.002%	359	683	80.53%
Three Years	37,012,895	82	14.76	451,377	5.753	359	687	76.19
Five Years	41,779,766	99	16.66	422,018	5.622	360	691	73.34
Seven Years	2,442,879	6	0.97	407,146	5.639	360	699	70.07
Ten Years	640,000	1	0.26	640,000	6.125	358	736	79.01
Six Months	22,942,795	55	9.15	417,142	5.874	359	688	80.07
N/A	11,531,594	30	4.60	384,386	5.933	340	731	69.63
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$11,531,594	30	4.60%	$384,386	5.933%	340	731	69.63%
1.000	22,942,795	55	9.15	417,142	5.874	359	688	80.07
2.000	405,600	1	0.16	405,600	6.150	359	682	80.00
3.000	205,593,363	481	82.00	427,429	5.885	359	684	78.09
5.000	5,158,404	8	2.06	644,800	5.898	358	723	78.52
6.000	5,093,287	12	2.03	424,441	5.713	359	713	85.14
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A	$11,531,594	30	4.60%	$384,386	5.933%	340	731	69.63%
1.000	232,990,162	543	92.93	429,079	5.885	359	685	78.32
1.500	470,000	1	0.19	470,000	5.750	360	599	67.15
2.000	5,733,287	13	2.29	441,022	5.759	359	715	84.46
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 3 Mortgage Loans

Range of DTI

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 5.00	$3,576,684	11	1.43%	$325,153	6.467%	345	701	82.34%
5.01 - 10.00	430,000	1	0.17	430,000	6.250	360	651	58.51
10.01 - 15.00	1,030,000	2	0.41	515,000	5.456	358	736	76.94
15.01 - 20.00	2,749,297	6	1.10	458,216	5.836	358	717	73.77
20.01 - 25.00	6,378,133	16	2.54	398,633	5.912	359	711	75.38
25.01 - 30.00	11,084,676	25	4.42	443,387	5.766	359	697	76.50
30.01 - 35.00	24,268,214	58	9.68	418,417	5.804	357	695	77.00
35.01 - 40.00	46,644,015	102	18.60	457,294	5.974	359	688	78.34
40.01 - 45.00	60,126,740	133	23.98	452,081	5.939	359	679	79.50
45.01 - 50.00	51,307,548	124	20.46	413,771	5.762	358	681	77.95
50.01 - 55.00	1,471,226	3	0.59	490,409	5.607	360	631	69.18
Greater than 55.00	839,653	2	0.33	419,826	6.447	359	711	90.00
Not Required	40,818,858	104	16.28	392,489	5.884	360	697	77.34
TOTAL	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

Group 4 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	148			
Total Outstanding Balance	$164,821,907			
Average Loan Balance	$1,113,662	$253,357	to	$3,891,034
WA Mortgage Rate	5.276%	4.000%	to	6.625%
WA Mortgage Rate Net LPMI	5.276%	4.000%	to	6.625%
Net WAC	5.095%	3.819%	to	6.444%
ARM Characteristics				
WA Gross Margin	2.657%	2.500%	to	3.350%
WA Months to First Roll	40	3	to	84
WA Initial Rate Cap	4.230%	1.000%	to	5.000%
WA Subsequent Rate Cap	1.000%	1.000%	to	1.000%
WA Lifetime Cap	10.862%	9.500%	to	12.375%
WA Lifetime Floor	5.236%	2.500%	to	6.625%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	359	357	to	360
WA Age (months)	1	0	to	3
WA LTV	66.80%	22.67%	to	80.00%
WA FICO	721			
WA DTI%	19.24%			
Secured by (% of pool)				
1st Liens	100.00%			
2nd Liens	0.00%			
Prepayment Penalty at Loan Orig (% of all loans)	4.40%			
Prepay Moves Exempted				
Hard	4.40%			
None	95.60%			

* The combined loan-to-value ratio was used for the fixed-rate second lien loans on all Group 4 loans.

Top 5 States		Prop Types		Doc Type		Purpose Codes		Occ Codes		Orig PP Term	
CA	83.52%	MF	100.00%	FULL	100.00%	PUR	53.03%	NOO	100.00%	No	95.60%
AZ	4.58%					REFI/CO	46.33%			24	3.46%
WA	3.11%					REFI/RT	0.64%			36	0.60%
FL	1.99%									60	0.34%
OR	1.90%										

Group 4 Mortgage Loans

Description								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
30Y LIB6M	$24,419,509	19	14.82%	$1,285,237	4.353%	359	715	69.89%
3/27 LIB6M	78,579,333	68	47.68	1,155,578	5.246	359	714	68.41
5/25 LIB6M	56,667,983	57	34.38	994,175	5.657	359	734	64.09
7/23 LIB6M	5,155,082	4	3.13	1,288,771	5.918	359	718	57.48
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Range of Current Balance								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
250,000.01 - 300,000.00	$832,774	3	0.51%	$277,591	5.628%	358	786	51.34%
300,000.01 - 350,000.00	1,024,833	3	0.62	341,611	5.370	358	704	67.85
350,000.01 - 400,000.00	785,988	2	0.48	392,994	5.318	359	771	53.72
400,000.01 - 450,000.00	1,267,301	3	0.77	422,434	5.370	358	742	68.27
450,000.01 - 500,000.00	5,825,101	12	3.53	485,425	5.469	359	715	54.07
500,000.01 - 550,000.00	3,625,898	7	2.20	517,985	5.392	359	727	68.04
550,000.01 - 600,000.00	4,650,768	8	2.82	581,346	5.593	359	742	63.55
600,000.01 - 650,000.00	3,765,395	6	2.28	627,566	5.695	359	762	63.05
650,000.01 - 700,000.00	2,649,796	4	1.61	662,449	5.375	359	703	60.17
700,000.01 - 750,000.00	4,385,399	6	2.66	730,900	5.313	358	701	70.33
750,000.01 - 800,000.00	4,759,847	6	2.89	793,308	5.477	359	705	68.60
800,000.01 - 850,000.00	2,510,121	3	1.52	836,707	5.714	359	739	54.55
850,000.01 - 900,000.00	3,539,152	4	2.15	884,788	5.247	360	755	71.32
900,000.01 - 950,000.00	7,386,359	8	4.48	923,295	5.426	360	722	68.09
950,000.01 - 1,000,000.00	7,915,889	8	4.80	989,486	4.844	359	739	64.77
1,000,000.01 - 1,050,000.00	5,237,917	5	3.18	1,047,583	5.624	359	727	71.24
1,050,000.01 - 1,150,000.00	8,688,329	8	5.27	1,086,041	5.327	359	730	68.70
1,150,000.01 - 1,200,000.00	8,297,145	7	5.03	1,185,306	5.431	359	725	65.30
1,200,000.01 - 1,300,000.00	10,102,251	8	6.13	1,262,781	5.384	359	731	66.48
1,300,000.01 - 1,350,000.00	3,978,310	3	2.41	1,326,103	5.042	358	645	66.98
1,400,000.01 - 1,450,000.00	4,282,622	3	2.60	1,427,541	5.249	358	709	63.20
1,450,000.01 - 1,750,000.00	17,616,985	11	10.69	1,601,544	5.185	359	712	66.13
1,750,000.01 - 1,800,000.00	1,755,250	1	1.06	1,755,250	4.375	358	680	80.00
1,800,000.01 +	49,938,477	19	30.30	2,628,341	5.164	359	718	69.08
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
250,000.01 - 300,000.00	$832,774	3	0.51%	$277,591	5.628%	358	786	51.34%
300,000.01 - 350,000.00	1,024,833	3	0.62	341,611	5.370	358	704	67.85
350,000.01 - 400,000.00	785,988	2	0.48	392,994	5.318	359	771	53.72
400,000.01 - 450,000.00	1,267,301	3	0.77	422,434	5.370	358	742	68.27
450,000.01 - 500,000.00	5,825,101	12	3.53	485,425	5.469	359	715	54.07
500,000.01 - 550,000.00	3,625,898	7	2.20	517,985	5.392	359	727	68.04
550,000.01 - 600,000.00	4,650,768	8	2.82	581,346	5.593	359	742	63.55
600,000.01 - 650,000.00	3,765,395	6	2.28	627,566	5.695	359	762	63.05
650,000.01 - 700,000.00	2,649,796	4	1.61	662,449	5.375	359	703	60.17
700,000.01 - 750,000.00	4,385,399	6	2.66	730,900	5.313	358	701	70.33
750,000.01 - 800,000.00	4,759,847	6	2.89	793,308	5.477	359	705	68.60
800,000.01 - 850,000.00	2,510,121	3	1.52	836,707	5.714	359	739	54.55
850,000.01 - 900,000.00	3,539,152	4	2.15	884,788	5.247	360	755	71.32
900,000.01 - 950,000.00	7,386,359	8	4.48	923,295	5.426	360	722	68.09
950,000.01 - 1,000,000.00	6,918,024	7	4.20	988,289	4.821	359	735	63.76
1,000,000.01 - 1,050,000.00	6,235,783	6	3.78	1,039,297	5.524	359	733	71.33
1,050,000.01 - 1,150,000.00	8,688,329	8	5.27	1,086,041	5.327	359	730	68.70
1,150,000.01 - 1,200,000.00	7,100,714	6	4.31	1,183,452	5.398	359	725	64.37
1,200,000.01 - 1,300,000.00	11,298,682	9	6.86	1,255,409	5.409	359	730	66.94
1,300,000.01 - 1,350,000.00	3,978,310	3	2.41	1,326,103	5.042	358	645	66.98
1,400,000.01 - 1,450,000.00	4,282,622	3	2.60	1,427,541	5.249	358	709	63.20
1,450,000.01 - 1,750,000.00	17,616,985	11	10.69	1,601,544	5.185	359	712	66.13
1,750,000.01 - 1,800,000.00	1,755,250	1	1.06	1,755,250	4.375	358	680	80.00
1,800,000.01 +	49,938,477	19	30.30	2,628,341	5.164	359	718	69.08
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

State

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
California	$137,658,159	120	83.52%	$1,147,151	5.193%	359	721	65.84%
Arizona	7,547,087	9	4.58	838,565	5.301	359	711	70.57
Washington	5,123,681	5	3.11	1,024,736	5.736	359	730	74.66
Florida	3,283,000	3	1.99	1,094,333	5.966	360	733	71.37
Oregon	3,137,917	3	1.90	1,045,972	5.791	359	770	71.09
Colorado	1,971,358	3	1.20	657,119	5.996	359	687	72.60
Pennsylvania	1,929,373	1	1.17	1,929,373	6.125	359	712	75.00
Nevada	1,709,068	2	1.04	854,534	5.692	359	770	63.12
Texas	1,275,000	1	0.77	1,275,000	6.250	360	639	75.00
Utah	1,187,264	1	0.72	1,187,264	5.250	358	637	70.00
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
20.01 - 25.00	$848,421	1	0.51%	$848,421	6.375%	358	677	22.67%
30.01 - 35.00	1,219,332	3	0.74	406,444	5.808	359	713	33.61
35.01 - 40.00	1,595,436	3	0.97	531,812	5.483	358	733	36.18
40.01 - 45.00	3,021,814	2	1.83	1,510,907	5.875	357	667	43.82
45.01 - 50.00	1,300,927	2	0.79	650,464	5.996	358	724	48.56
50.01 - 55.00	4,702,976	6	2.85	783,829	5.590	359	738	53.22
55.01 - 60.00	17,006,971	17	10.32	1,000,410	5.296	359	718	57.78
60.01 - 65.00	24,341,336	22	14.77	1,106,424	5.296	359	725	62.92
65.01 - 70.00	50,660,350	39	30.74	1,298,983	5.220	359	724	67.94
70.01 - 75.00	50,399,668	45	30.58	1,119,993	5.214	359	720	73.87
75.01 - 80.00	9,724,676	8	5.90	1,215,584	5.169	359	718	78.97
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Mortgage Rates

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
4.000 - 4.499	$15,717,442	10	9.54%	$1,571,744	4.148%	358	731	69.01%
4.500 - 4.999	21,634,449	18	13.13	1,201,914	4.780	359	694	72.01
5.000 - 5.499	54,047,136	48	32.79	1,125,982	5.203	359	721	66.34
5.500 - 5.999	59,015,784	56	35.81	1,053,853	5.601	359	727	65.79
6.000 - 6.499	13,760,435	15	8.35	917,362	6.171	359	726	63.11
6.500 - 6.999	646,661	1	0.39	646,661	6.625	357	781	48.88
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Multi-Family Residence	$164,821,907	148	100.00%	$1,113,662	5.276%	359	721	66.80%
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$87,403,316	81	53.03%	$1,079,053	5.281%	359	728	68.85%
Refinance Cash Out	76,359,598	66	46.33	1,156,964	5.257	359	712	64.64
Refinance Rate Term	1,058,994	1	0.64	1,058,994	6.250	359	765	54.09
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Non-Owner Occupied	$164,821,907	148	100.00%	$1,113,662	5.276%	359	721	66.80%
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
241 - 360	$164,821,907	148	100.00%	$1,113,662	5.276%	359	721	66.80%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

TOTAL	$164,821,907	148	100.00%	$1,113,662	5.276%	359	721	66.80%

Group 4 Mortgage Loans

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Progressive Series Program (Full Documentation)	$164,821,907	148	100.00%	$1,113,662	5.276%	359	721	66.80%
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 500	$3,060,000	1	1.86%	$3,060,000	5.625%	360	0	69.53%
601 - 620	4,713,930	4	2.86	1,178,483	4.837	358	611	68.33
621 - 640	8,612,920	5	5.23	1,722,584	5.716	359	630	63.02
641 - 660	4,215,219	5	2.56	843,044	5.507	359	656	69.97
661 - 680	14,342,157	13	8.70	1,103,243	5.010	359	673	65.94
681 - 700	24,228,725	19	14.70	1,275,196	5.142	359	690	68.90
701 - 720	24,680,598	23	14.97	1,073,069	5.303	359	710	63.92
721 - 740	12,530,945	15	7.60	835,396	5.289	359	729	67.05
741 - 760	25,256,604	22	15.32	1,148,027	5.349	359	751	69.05
761 - 780	31,574,757	26	19.16	1,214,414	5.217	359	771	66.63
781 - 800	10,097,892	12	6.13	841,491	5.479	358	790	64.24
801 - 820	1,508,162	3	0.92	502,721	5.566	359	811	72.10
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$157,563,244	142	95.60%	$1,109,600	5.296%	359	721	66.74%
24 months	5,709,271	4	3.46	1,427,318	4.928	359	695	69.54
36 months	995,000	1	0.60	995,000	4.000	360	785	62.19
60 months	554,393	1	0.34	554,393	5.500	359	741	65.30
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Collateral Grouped by Prepayment Penalty Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$157,563,244	142	95.60%	$1,109,600	5.296%	359	721	66.74%
30Y LIB6M	995,000	1	0.60	995,000	4.000	360	785	62.19
3/27 LIB6M	5,709,271	4	3.46	1,427,318	4.928	359	695	69.54
5/25 LIB6M	554,393	1	0.34	554,393	5.500	359	741	65.30
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1 - 12	$24,419,509	19	14.82%	$1,285,237	4.353%	359	715	69.89%
19 - 24	13,398,170	16	8.13	837,386	5.029	360	720	69.07
32 - 49	62,461,163	49	47.68	1,274,718	5.247	359	715	68.38
56 - 73	59,387,983	60	34.38	989,800	5.686	359	730	64.17
80 +	5,155,082	4	3.13	1,288,771	5.918	359	718	57.48
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
2.500 - 2.749	$85,449,858	74	51.84%	$1,154,728	5.128%	359	722	66.53%
2.750 - 2.999	70,269,604	67	42.63	1,048,800	5.390	358	721	66.95
3.000 - 3.249	8,043,451	6	4.88	1,340,575	5.727	359	708	70.12
3.250 - 3.499	1,058,994	1	0.64	1,058,994	6.250	359	765	54.09
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
9.500 - 9.999	$5,946,685	4	3.61%	$1,486,671	4.845%	357	683	69.24%
10.000 - 10.499	35,734,619	27	21.68	1,323,504	4.722	358	717	68.31
10.500 - 10.999	46,284,023	44	28.08	1,051,910	5.338	359	726	68.44
11.000 - 11.999	74,136,580	70	44.98	1,059,094	5.502	359	725	64.89
12.000 - 12.499	2,720,000	3	1.65	906,667	6.293	360	654	65.82

TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
February 2005	$5,648,114	3	3.43%	$1,882,705	4.157%	357	758	73.04%
March 2005	2,742,517	2	1.66	1,371,259	4.330	358	711	73.58
April 2005	12,686,377	10	7.70	1,268,638	4.444	359	689	69.34
May 2005	3,342,500	4	2.03	835,625	4.358	360	744	63.64
October 2006	5,275,670	7	3.20	753,667	5.017	359	715	68.33
November 2006	8,122,500	9	4.93	902,500	5.036	360	724	69.56
August 2007	8,347,359	8	5.06	1,043,420	5.078	357	712	70.51
September 2007	19,673,204	13	11.94	1,513,323	5.305	358	703	66.77
October 2007	24,225,900	20	14.70	1,211,295	5.284	359	713	69.78
November 2011	10,214,700	8	6.20	1,276,838	5.186	360	744	66.43
August 2009	6,903,061	7	4.19	986,152	5.799	357	710	51.87
September 2009	14,713,083	16	8.93	919,568	5.592	358	759	64.14
October 2009	19,207,839	16	11.65	1,200,490	5.695	359	719	64.18
November 2009	18,564,000	21	11.26	884,000	5.710	360	725	68.76
August 2011	646,661	1	0.39	646,661	6.625	357	781	48.88
September 2011	848,421	1	0.51	848,421	6.375	358	677	22.67
November 2011	3,660,000	2	2.22	1,830,000	5.686	360	707	67.07
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Six Months	$24,419,509	19	14.82%	$1,285,237	4.353%	359	715	69.89%
Three Years	78,579,333	68	47.68	1,155,578	5.246	359	714	68.41
Five Years	56,667,983	57	34.38	994,175	5.657	359	734	64.09
Seven Years	5,155,082	4	3.13	1,288,771	5.918	359	718	57.48
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.000	$25,044,509	20	15.19%	$1,252,225	4.375%	359	718	69.98%
3.000	13,398,170	16	8.13	837,386	5.029	360	720	69.07
5.000	126,379,229	112	76.68	1,128,386	5.481	359	722	65.93
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 4 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.000	$164,821,907	148	100.00%	$1,113,662	5.276%	359	721	66.80%
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Debt Service Coverage Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.14 - 1.19	$26,976,959	18	16.37%	$1,498,720	5.449%	359	750	67.09%
1.20 - 1.21	36,548,719	39	22.17	937,147	5.369	359	730	66.85
1.22 - 1.24	10,734,313	13	6.51	825,716	5.153	359	730	69.41
1.25 - 1.29	29,846,727	24	18.11	1,243,614	5.324	359	697	68.51
1.30 - 1.49	46,460,590	39	28.19	1,191,297	5.098	358	719	66.35
1.50 - 2.08	13,152,821	13	7.98	1,011,755	5.204	359	697	65.18
2.09 +	1,101,778	2	0.67	550,889	6.174	358	705	24.64
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

First Payment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
September 2004	$21,545,195	19	13.07%	$1,133,958	5.114%	357	726	64.55%
October 2004	37,977,226	32	23.04	1,186,788	5.370	358	725	65.26
November 2004	61,395,786	53	37.25	1,158,411	5.216	359	710	67.81
December 2004	43,903,700	44	26.64	997,811	5.359	360	731	67.84
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Current Occupancy Rates

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
80.00 - 84.99	$600,000	1	0.36%	$600,000	6.000%	360	707	54.55%
85.00 - 89.99	1,137,691	2	0.69	568,845	5.240	359	750	58.68
90.00 - 94.99	28,192,925	27	17.11	1,044,182	5.351	359	734	69.29
95.00 - 99.99	44,146,322	25	26.78	1,765,853	5.273	359	732	66.97
100.00 - 104.99	90,744,970	93	55.06	975,752	5.250	359	711	66.13
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Number of Units								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
5 - 9	$18,785,159	31	11.40%	$605,973	5.327%	359	734	63.96%
10 - 14	26,495,670	34	16.08	779,284	5.297	359	710	66.03
15 - 24	48,067,231	45	29.16	1,068,161	5.183	359	727	66.02
25 - 49	45,821,307	28	27.80	1,636,475	5.319	359	718	68.17
50 +	25,652,541	10	15.56	2,565,254	5.315	358	718	68.72
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Year Built								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
< 1954	$16,116,854	20	9.78%	$805,843	5.453%	359	744	67.44%
1954 - 1970	91,404,578	80	55.46	1,142,557	5.198	359	723	65.79
1971 - 1975	12,046,570	11	7.31	1,095,143	5.546	358	727	64.62
1976 - 1980	12,140,383	8	7.37	1,517,548	5.548	359	686	68.15
1981 - 1985	10,353,887	9	6.28	1,150,432	4.951	359	720	70.71
1986 - 1990	18,638,770	16	11.31	1,164,923	5.325	359	701	69.51
1991 - 1995	1,708,494	2	1.04	854,247	5.804	359	748	69.84
1996 +	2,412,372	2	1.46	1,206,186	4.973	360	761	65.22
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

Group 4 Mortgage Loans

Renovated								
Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No	$52,523,194	48	31.87%	$1,094,233	5.191%	359	728	67.96%
Yes	112,298,714	100	68.13	1,122,987	5.316	359	717	66.26
TOTAL	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**

New Issue Computational Materials



$2,111,091,000 ***(Approximate)***

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10



Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004



The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Capital Research Collateral Data Request

For the Hybrid ARM, Purchase Loans

Non Full Doc	Silent 2nd	I/O	% of Hybrid Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	46.38%	27.62%	696	5.62164	76.55%	61	27
Yes	Yes	No	18.23%	10.86%	679	6.10068	79.11%	-	29
Yes	No	Yes	9.52%	5.67%	700	6.14639	82.53%	61	31
Yes	No	No	8.24%	4.91%	688	6.49859	84.13%	-	32
No	Yes	Yes	13.34%	7.95%	698	5.41765	76.88%	66	31
No	Yes	No	2.10%	1.25%	702	5.54774	78.34%	-	40
No	No	Yes	1.69%	1.01%	716	5.76253	81.78%	63	37
No	No	No	0.50%	0.30%	729	5.57808	77.88%	-	47
		should sum to 100% --->	100.00%						

For the Hybrid ARM, Refi Loans

Non Full Doc	Silent 2nd	I/O	% of Hybrid Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	25.09%	8.07%	679	5.60529	74.89%	62	30
Yes	Yes	No	10.10%	3.25%	659	6.01028	77.58%	-	31
Yes	No	Yes	23.51%	7.56%	680	5.76873	72.23%	63	35
Yes	No	No	19.94%	6.41%	655	6.15602	73.21%	-	33
No	Yes	Yes	11.01%	3.54%	684	5.29023	74.47%	65	30
No	Yes	No	1.91%	0.62%	679	5.53818	75.27%	-	33
No	No	Yes	6.19%	1.99%	674	5.55117	73.84%	67	39
No	No	No	2.26%	0.73%	681	5.47309	71.24%	-	43
		should sum to 100% --->	100.0%						

For the Fixed Rate, Purchase Loans

Non Full Doc	Silent 2nd	I/O	% of Fixed Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	7.35%	0.24%	689	6.76933	80.00%	59	-
Yes	Yes	No	19.79%	0.65%	698	6.88354	78.50%	-	-
Yes	No	Yes	6.03%	0.20%	719	7.09836	75.89%	66	-
Yes	No	No	52.86%	1.74%	700	7.19362	83.45%	-	-
No	Yes	Yes	2.09%	0.07%	712	6.39467	77.50%	82	-
No	Yes	No	6.79%	0.22%	709	6.67081	77.91%	-	-
No	No	Yes		0.00%					
No	No	No	5.08%	0.17%	695	6.42078	75.23%	-	-
		should sum to 100% --->	100.0%						

For the Fixed Rate, Refi Loans

Non Full Doc	Silent 2nd	I/O	% of Fixed Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	2.11%	0.10%	679	6.66830	62.98%	72	-
Yes	Yes	No	4.92%	0.24%	683	6.91228	73.11%	-	-
Yes	No	Yes	5.48%	0.27%	672	6.86725	67.79%	59	-
Yes	No	No	68.94%	3.43%	678	6.96960	70.16%	-	-
No	Yes	Yes	0.24%	0.01%	758	7.00000	80.00%	59	-
No	Yes	No	4.23%	0.21%	747	5.18674	64.55%	-	-
No	No	Yes	0.53%	0.03%	701	4.87500	70.68%	54	-
No	No	No	13.55%	0.67%	687	6.30820	65.19%	-	-
		should sum to 100% --->	100.0%						
			should sum to 100% --->	100.0%					



New Issue Computational Materials

$2,111,091,000 *(Approximate)*

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10



Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004



The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group 3								
FICO Score	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig LTV
576 to 600	$1,463,955	3	0.58%	$487,985	6.902%	359	599	82.66%
601 to 625	$20,729,526	48	8.27%	$431,865	6.315%	359	616	79.27%
626 to 650	$35,006,001	85	13.96%	$411,835	6.027%	359	640	78.76%
651 to 675	$53,088,453	124	21.17%	$428,133	5.885%	357	663	76.64%
676 to 700	$45,865,050	108	18.29%	$424,676	5.779%	358	687	79.15%
701 to 725	$39,469,431	94	15.74%	$419,888	5.738%	359	712	78.72%
726 to 750	$25,473,470	58	10.16%	$439,198	5.740%	359	735	77.39%
751 to 775	$16,697,288	38	6.66%	$439,402	5.907%	359	760	78.91%
776 to 800	$11,765,402	27	4.69%	$435,756	5.806%	358	784	73.68%
801 to 825	$1,166,467	2	0.47%	$583,233	5.250%	356	802	71.60%
Total:	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**



New Issue Computational Materials

$2,111,091,000 ***(Approximate)***

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10



Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004



The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group 3								
Prepayment Penalty Months	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig LTV**
Fixed Rate - No Prepay	$7,492,180	17	2.99%	$440,716	5.827%	341	745	65.78%
Fixed Rate - 1 Year Prepay	$1,554,024	2	0.62%	$777,012	5.689%	357	723	69.38%
Fixed Rate - 2 Year Prepay	$105,383	1	0.04%	$105,383	8.300%	359	656	95.00%
Fixed Rate - 3 Year Prepay	$1,401,980	5	0.56%	$280,396	6.487%	323	687	89.09%
Fixed Rate - 5 Year Prepay	$978,027	5	0.39%	$195,605	6.090%	335	701	68.88%
1 Month ARM - No Prepay	$349,153	1	0.14%	$349,153	7.250%	359	758	89.99%
6 Month ARM - No Prepay	$10,463,931	24	4.17%	$435,997	6.008%	360	684	79.93%
6 Month ARM - 1 Year Prepay	$4,679,856	11	1.87%	$425,441	5.574%	359	682	80.92%
6 Month ARM - 2 Year Prepay	$2,693,970	7	1.07%	$384,853	5.998%	359	648	79.33%
1 Year ARM - 1 Year Prepay	$4,407,356	11	1.76%	$400,669	5.741%	360	723	79.97%
1 Year ARM - 2 Year Prepay	$348,530	1	0.14%	$348,530	5.250%	360	671	70.00%
2/28 ARM - No Prepay	$42,846,570	100	17.09%	$428,466	5.876%	359	687	78.37%
2/28 ARM - 1 Year Prepay	$18,346,460	44	7.32%	$416,965	5.918%	359	685	81.58%
2/28 ARM - 2 Year Prepay	$69,187,355	160	27.59%	$432,421	6.100%	359	680	81.73%
2/28 ARM - 3 Year Prepay	$3,574,830	8	1.43%	$446,854	6.072%	359	683	77.67%
2/28 ARM - 5 Year Prepay	$419,898	2	0.17%	$209,949	5.684%	359	704	80.00%
3/27 ARM - No Prepay	$23,716,063	51	9.46%	$465,021	5.719%	359	690	75.65%
3/27 ARM - 1 Year Prepay	$3,094,464	8	1.23%	$386,808	5.619%	359	686	77.63%
3/27 ARM - 2 Year Prepay	$1,228,420	3	0.49%	$409,473	6.046%	359	664	74.90%
3/27 ARM - 5 Year Prepay	$8,973,949	20	3.58%	$448,697	5.847%	359	682	77.31%
5/25 ARM - No Prepay	$24,764,015	53	9.88%	$467,246	5.676%	359	698	72.60%
5/25 ARM - 1 Year Prepay	$6,094,553	13	2.43%	$468,812	5.587%	360	689	74.71%
5/25 ARM - 2 Year Prepay	$459,542	1	0.18%	$459,542	6.000%	359	699	80.00%
5/25 ARM - 3 Year Prepay	$6,034,221	13	2.41%	$464,171	5.378%	360	673	72.72%
5/25 ARM - 5 Year Prepay	$4,427,434	19	1.77%	$233,023	5.667%	359	679	75.71%
7/23 ARM - No Prepay	$1,330,379	3	0.53%	$443,460	5.631%	360	722	72.01%
7/23 ARM - 1 Year Prepay	$549,500	1	0.22%	$549,500	5.750%	359	655	70.00%
7/23 ARM - 3 Year Prepay	$350,000	1	0.14%	$350,000	5.500%	360	726	63.64%
7/23 ARM - 5 Year Prepay	$213,000	1	0.08%	$213,000	5.625%	360	618	68.71%
10/20 ARM - No Prepay	$640,000	1	0.26%	$640,000	6.125%	358	736	79.01%
Total:	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**